Form 10-K, Exhibit 13
period 1995-12-31
ZYCAD CORP
filed 1996-04-01
CIK 727621

CORPORATE OVERVIEW

    Zycad Corporation, founded in 1981, designs, develops, and markets products and services that provide design verification, rapid prototyping, test analysis and silicon components to customers designing high-performance, electronic systems. From its inception through 1995, Zycad's primary revenue focus has been simulation accelerators and rapid prototyping products and services. Zycad will continue to enhance these products to offer customers increasing value. Additonally, over the last two years Zycad has made significant investments, through its GateField division, in developing high-density field programmable gate array (FPGA) products. At the end of 1995, Zycad shipped its first high-density 51,000 gate FPGA to a beta customer and will be selling its family of GateField FPGAs ranging in densities from 9,000 gates to 100,000 gates during 1996. These FPGAs will be available to ASIC designers who previously had no alternative but to use custom or semi-custom ASICs for their more complex designs.

    Zycad products, including its FPGAs, are designed to be compatible with industry standard design methodologies such as VHDL and Verilog and other third-party Electronic Design Automation (EDA) vendor tools. The Company's products and services help customers shorten their design cycles by increasing engineering productivity and ensuring product quality. The result is earlier product introduction and improved profitability for Zycad's customers.

    Zycad's corporate offices, product development operations and its GateField division are located in Fremont, California. The services operations, which provide consulting, engineering and design management services is located in Rockaway, New Jersey. Sales and support offices are located throughout the United States, Europe, Japan and Asia.




                            SELECTED FINANCIAL DATA


AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA
Year Ended December 31                      1995          1994           1993           1992            1991
- --------------------------------------------------------------------------------------------------------------
Revenues                                  $51,117       $50,051        $41,478        $45,154        $43,454
Gross profit                               33,624        30,094         24,769         28,949         30,703
Operating income (loss)                     2,550        (9,511)        (8,565)        (3,940)         4,526
Net income (loss)                           1,957        (9,748)        (4,480)        (2,798)         5,249
Net income (loss) per share                   .09          (.52)          (.26)          (.18)           .30
Shares used in per share computation       21,233        18,598         16,908         15,850         17,628
- --------------------------------------------------------------------------------------------------------------
Working capital                             6,741         1,621          6,030         10,829         19,702
Total assets                               28,980        29,825         28,606         30,913         35,920
Long-term debt                              1,207         1,874             81            309            888
- --------------------------------------------------------------------------------------------------------------


Revenues, net income and net income per share for 1995 and 1994 include amounts related to a technology distributed by Zycad and owned by a U.K. Company. Effective January 1, 1996, a joint venture was formed by the two companies. Consequently, specific revenues and costs related to this technology will no longer be included in Zycad's financial statements (see
Note 2 of Notes to the Consolidated Financial Statements). The net loss in 1994 includes a charge for asset write-downs and staff reductions of $6.8 million, primarily related to the Company's decision to discontinue selling the Paradigm ViP (VHDL instruction processor) product (see Note 4 of Notes to Consolidated Financial Statements). The net loss in 1993 includes $2.9 million of staff reduction costs and asset write downs and $3.9 million of gain related to the sale of another company's common stock (see Notes 2 and 4 of Notes to Consolidated Financial Statements).

                               TO OUR STOCKHOLDERS


I am pleased to report that 1995 was a year of significant accomplishment for Zycad and a much more satisfying and rewarding year than any in the recent past. The highlights include:

- -   a return to profitability - 1995 net income was $1,957,000, or $.09 per share, compared to a net loss of $9,748,000, or $.52 per share in 1994,

- -   net cash, offset by bank borrowing, improved in 1995 to $3,946,000 from
    $189,000 in 1994,

- -   the year end closing stock price was $8.25 in 1995 compared to $1.38 in
    1994, and

- -   the first GateField high-density field programmable gate array (FPGA), the
    GF51K, was shipped to a beta customer in late December.

Zycad's focus during 1995 was twofold; concentration on adding value to our industry leading performance simulation and design verification products and completing the industry's first high-density 50,000+ gate FPGA.

Substantial investments were made during the year in developing the next generation simulation accelerator product, LightSpeed, which was announced in March 1996. This product is expected to be the fastest accelerator in the market. Our customers should realize substantial performance improvements over their current Zycad XP and Paradigm XP products.

The GateField family of high-density FPGA products was introduced to the market through a cover story feature in the May 1995 issue of "Electronic Design" magazine. Subsequently, several other leading trade publications have included articles about the GateField FPGAs.

Our engineering and consulting services business continued to operate profitably. This business included the U.S. marketing and distribution of a third-party owned product, DOORS, an industry leading "requirements management" product. In January, 1996, Zycad transferred its DOORS activities to form a joint venture with the product owner, Quality Systems Software, Ltd., a U.K. based company. This U.S. joint venture, QSS Inc., will be better able to focus on expanding the market for the DOORS product while Zycad concentrates on its other product opportunities. Additionally, in July 1995, a three year, $2.9 million contract was received from the U.S. Defense Department's Advanced Research Projects Agency (ARPA) to support the development of a next-generation system verification environment incorporating electronic design simulation and emulation technologies.

In summary, each operating activity contributed to our success in 1995; the GateField 51K gate FPGA was introduced, accelerator products contributed substantial profits while making investments in the next generation accelerator, LightSpeed, and engineering and consulting services further added to our profitability.

Now let's look forward to our challenges and opportunities in 1996!

We believe that Zycad can be a leader in providing high-density FPGAs to the $7 BILLION Application Specific Integrated Circuit (ASIC) market. No other supplier is delivering FPGAs with logic gate density equal to the GF51K part. Further, as we take advantage of manufacturing process technology improvements, we will gain even greater density advantages. The advantage results from a flash-based switch and fine grained architecture that is significantly smaller than the competitors' architecture. This architectural advantage translates to compacting more logic elements onto a chip, thereby obtaining higher gate densities and lower costs per chip.

The first production quality GF51K and GF9K parts were received in early March, later than originally expected because testing took longer than planned. However, we have finally moved out of the "lab environment" into the manufacture/sell mode and expect to have quantity parts to sell beginning in April. The sales challenge is to obtain design wins for these parts and ultimately turn these design wins into quantity shipments as our customers ship the final product to their customers. Our sales organization has been recently chartered with the design win challenge.

Now that the GF51K parts are being delivered, the next parts in the GF100K product family, the GF23K and the GF35K, will be sent to the foundry in April for availability in July. The GF77K and the GF100K parts are expected to be available later in the year. Presently, all the parts in the GF100K product family will be manufactured in a .8 micron process. The scaling of the design to a .6 micron process is expected to be completed in 1997 and should improve densities per chip by 60% to 80%.

The LightSpeed simulation server family of products has been announced and will be available for beta shipment in June, with quantity shipments in the third quarter. Because of the significant performance improvement, it is expected that many of our existing customers will upgrade to LightSpeed and more new customers will be attracted to this product in the second half of 1996.

As we transition to the newer products, we expect that revenues in the first two quarters of 1996 will be lower and expenses related to the LightSpeed and GateField product development and market introduction activities will be higher than the comparable 1995 quarters. However, subject to market acceptance of LightSpeed, we expect that the accelerator business can generate similar profits in 1996 as achieved last year. We further expect that the GateField product line will continue to require investments in the first three quarters, but can achieve quarterly profitability during the fourth quarter of 1996 and will then no longer adversely affect the profits generated by the accelerator business. While we made substantial improvements in 1995 and enter this year in a much stronger position than a year ago, two quarters remain to complete the transition to the new LightSpeed accelerator and to gain momentum in marketing the new GateField FPGAs. However, we would not be in position to make this transition without the tireless effort of the Zycad employees. The return to profitability in 1995 and the preparation of the new technology for introduction in 1996 is a direct result of their complete dedication.

On behalf of the entire Zycad team, thank you, our shareholders, for your patience, continued interest and loyalty during these transition years. We remain committed to building a strong foundation that will sustain Zycad's profitable growth well into the next millennium.


Sincerely,




Phillips W. Smith
President and Chief Executive Officer

                       MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATION

OVERVIEW

The Company's net profit at $2.0 million was an $11.7 million improvement over the 1994 financial results on a revenue increase of only $1.1 million. The 1994 net loss included $6.8 million of asset write-downs and restructuring costs as the Company discontinued selling its ViP product and concentrated on fewer product technology areas. Gross profit improved $3.5 million as a result of revenue increases and product mix. The Company discontinued selling its lower margin ViP product line at the end of 1994 and both margins and revenues from the Paradigm XP product were higher in 1995. Operating expenses were $1.7 million lower in 1995 as a result of the cost reduction and restructuring actions taken in December 1994.

Net income per share in the first half of 1995 was $.07 compared to $.02 per share in the second half on essentially equal revenue amounts in each half. Expenses were higher in the second half due to increased R & D spending related to the next generation accelerator product, LightSpeed, expected to be released to customers in June 1996 and increased sales and marketing spending related to achievement of annual quotas and preparation for introducing the GateField FPGAs to market in early 1996.

The Company's net profit of $2.0 million was comprised of approximately $5.4 million profit from product, maintenance and services related to its accelerator business activity, approximately $1.6 million profit related to marketing and distributing a requirements management technology, DOORS, owned by a third-party U.K. company and approximately $5.0 million of expenses related to the development of the GateField FPGAs.

Income or losses in 1996 related to the third-party owned technology will be reported on an equity basis in 1996 because this activity was transferred out of Zycad in connection with the formation of a joint venture between Zycad and the U.K. company in January 1996. Zycad owns 40% of the new joint venture.

The Company shipped its first high-density FPGA to a beta customer in late December 1995 and expects to begin shipping FPGAs in quantity in the second quarter of 1996.

REVENUES

Revenues in 1995 were $51.1 million, an increase of $1.1 million over 1994 revenues. Paradigm XP revenues increased $2.2 million due to increased purchases from the Company's largest customer. This increase was offset by a $3.1 decrease in Paradigm ViP and Paradigm RP product revenues as the ViP product was discontinued at the end of 1994 and emphasis on the RP product was reduced pending introduction of the GateField high-density FPGAs. Service revenues increased $2.0 million due to increased demand for the DOORS technology and to an increase in commercial service contracts.

Revenues in 1994 were $50.1 million, $8.6 million higher than in 1993. Product revenues increased $6.2 million, which included Paradigm XP revenue increases of approximately $3.3 million, Paradigm ViP revenues of $1.7 million (none in 1993) and an increase in the Paradigm RP product revenues of approximately $1.2 million. The product revenue growth resulted from increased demand in the domestic market, as certain customers increased their level of purchases consistent with their design cycle requirements.

Service revenues increased $2.4 million, or 13% due to increased maintenance revenues resulting from a larger installed base and higher consulting service revenue related to more service contracts in both the commercial and government market segments.

COST OF SALES

Gross profit in 1995 was $33.6 million, or 66%, compared to $30.1 million, or 60% in 1994. Product gross profits increased $.9 million on lower product revenues in 1995. The product gross profit percentage increased to 77% from 72% in 1994 due a higher mix of Paradigm XP product revenue in 1995. In 1994, lower margin Paradigm ViP and Paradigm RP revenues accounted for 13% of product revenue, compared to 3% in 1995. Service gross profits increased $2.6 million in 1995 on a revenue increase of $2.0 million. This improvement was due to a higher revenue mix of more profitable DOORS business and higher value commercial contracts compared to mil/aero contracts than in 1994.

In 1994, the gross profit was $30.1 million or 60% of revenue compared to $24.8 million and 60% in 1993. The increase is due to higher revenue levels. The product gross margins declined slightly to 72% from 75% due to higher material costs in all products compared to 1993 when a significant portion of revenues resulted from the lower cost Paradigm XP product. This decline was offset by higher service margins due to higher value contacts and maintaining cost levels.

OPERATING EXPENSES

SALES AND MARKETING

Sales and marketing expenses decreased 11% in 1995 due to reduced staffing levels, which resulted from restructuring and cost reduction actions taken in December 1994.

Sales and marketing expenses in 1994 increased 2% compared to 1993 primarily due to higher commissions related to the increase in revenue over 1993.

RESEARCH AND DEVELOPMENT

Research and development spending was essentially identical in both 1995 and 1994. Staffing was reduced in the first half of 1995 related to the December 1994 restructuring and increased in the second half as the Company began its development program for the next generation accelerator, LightSpeed and increased its GateField FPGA development activities.

Research and development expense in 1994 increased 20%, or $1.8 million compared to 1993, primarily due to the investment in the GateField division established in third quarter 1993 related to FPGA technology and increased spending in the emulation and rapid prototype technology following the September 1993 purchase of Integrated Circuit Applications, Ltd. (InCA).

GENERAL AND ADMINISTRATIVE

General and administrative expenses in 1995 increased $.2 million, or 6% related to normal operating increases and higher special project costs. Total general and administrative expenses remained under 6% of revenues.

General and administrative expenses in 1994 increased 11% or $.3 million compared to 1993 principally due to costs related to special short term projects incurred in the latter part of 1994.

ASSET WRITE-DOWNS AND STAFF REDUCTIONS

In the fourth quarter 1994 the Company decided to discontinue selling its VHDL accelerator product, the Paradigm ViP. This decision resulted from the disappointing financial performance in 1994 and the redirection of the product diversification strategy. Non-recurring costs amounting to $6.8 million, principally related to write-downs of capitalized software and inventory for the ViP product line and staff reduction costs, were charged against income. (See
Note 4 of Notes to Consolidated Financial Statements.)

OTHER INCOME/EXPENSE

Other expenses increased in 1995 due to a higher bank interest rates for line of credit borrowings and due to translation losses related to foreign currency adjustments.

Other income decreased in 1994 primarily due to the gain from the sale of 100,000 shares of another company's common stock in 1993. Interest expense increased in 1994 due to bank borrowings under the Company's line of credit for working capital purposes and a higher level of equipment financing debt.

INCOME TAXES

The Company has not recorded income tax expense in 1995 due to the tax benefits obtained from utilization of net operating loss carryforwards and reversals of temporary differences. (See Note 9 of Notes to Consolidated Financial Statements.)

LIQUIDITY AND CAPITAL RESOURCE

At December 31 1995, the Company's working capital was $6.7 million compared to $1.6 million at December 31, 1994. Cash and short-term investments, net of bank borrowings improved to $3.9 million in 1995 from $.2 million in 1994. This improvement is due to the Company's return to profitability and the repayment of $1.5 million shareholder loans due from the Company's CEO.

Management believes that current working capital, together with funds expected to be generaged from operations and the $5.0 million bank line of credit will be adequate to satisfy the Company's operating needs in the foreseeable future. However, the Company may seek additional financing sources to ensure the successful market introduction of Gatefield FPGAS. (See Note 5 of Notes to Consolidated Financial Statements.)


                             CONSOLIDATED BALANCE SHEETS
                                   (IN THOUSANDS)

                                                       As of December 31,
                                                      -------------------
                                                      1995          1994
                                                      ----          ----
ASSETS

Current assets:
    Cash and cash equivalents                         $ 3,722       $ 2,861
    Short-term investments                                224           225
    Accounts receivable, net                           12,123        12,481
    Inventories                                         1,788           948
    Other current assets                                  765         1,134
                                                      -------       -------
         Total current assets                          18,622        17,649

Property and equipment, net                             5,598         7,224
Purchased technology                                    1,129         1,370
Other assets                                            3,631         3,582
                                                      -------       -------
         Total assets                                 $28,980       $29,825
                                                      -------       -------
                                                      -------       -------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
    Bank borrowings under line of credit              $   ---       $ 2,897
    Current portion of debt obligations                 1,028           998
    Accounts payable                                    3,968         2,516
    Accrued expenses                                    3,619         4,368
    Asset write-downs and staff reductions                336         1,792
    Deferred revenues                                   2,930         3,457
                                                      -------       -------
         Total current liabilities                     11,881        16,028

Other long-term liabilities                               213           408
Non-current portion of debt obligations                 1,207         1,874
                                                      -------       -------
         Total liabilities                             13,301        18,310
                                                      -------       -------
Commitments (Note 6)
Stockholders' equity:
    Preferred stock, $.10 par value; 2,000,000
    shares authorized                                     ---           ---
    Common stock, $.10 par value; 30,000,000 shares
         authorized; 19,752,653 and 19,034,530
         shares outstanding                             1,975         1,903
    Additional paid-in capital                         47,837        46,739
    Notes receivable                                      ---          (900)
    Accumulated translation adjustments                   (19)         (156)
    Accumulated deficit                               (34,114)      (36,071)
                                                      -------       -------
         Total stockholders' equity                    15,679        11,515
                                                      -------        ------
         Total liabilities and stockholders' equity   $28,980       $29,825
                                                      -------       -------
                                                      -------       -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                        CONSOLIDATED STATEMENTS OF OPERATIONS
                        (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 Year Ended December 31,
                                               ----------------------------
                                                 1995      1994       1993
                                                 ----      ----       ----
Revenues:
    Product                                    $28,422   $29,350    $23,185
    Service                                     22,695    20,701     18,293
                                               -------   -------    -------
         Total revenues                         51,117    50,051     41,478
                                               -------   -------    -------

Cost of revenues:
    Product                                      6,407     8,224      5,837
    Service                                     11,086    11,733     10,872
                                               -------   -------    -------
         Total cost of revenues                 17,493    19,957     16,709
                                               -------   -------    -------
         Gross profit                           33,624    30,094     24,769
                                               -------   -------    -------

Operating expenses:
    Sales and marketing                         16,911    18,895     18,558
    Research and development                    11,263    11,172      9,339
    General and administrative                   2,900     2,738      2,471
    Asset write-downs and staff reductions         ---     6,800      2,966
                                               -------   -------    -------

         Total operating expenses               31,074    39,605     33,334
                                               -------   -------    -------
         Operating income (loss)                 2,550    (9,511)    (8,565)
                                               -------   -------    -------

Other income (expense):
    Interest income                                232       213        233
    Interest expense                              (575)     (385)       (90)
    Other                                         (250)     ( 65)     3,942
                                               -------   -------    -------
         Other income (expense), net              (593)     (237)     4,085
                                               -------   -------    -------

         Net income (loss)                     $ 1,957   $(9,748)   $(4,480)
                                               -------   -------    -------
                                               -------   -------    -------

Net income (loss) per share                    $   .09   $  (.52)   $  (.26)
                                               -------   -------    -------
                                               -------   -------    -------
Shares used in computation                      21,233    18,598     16,908
                                               -------   -------    -------
                                               -------   -------    -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.



                                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                              (IN THOUSANDS)


                                                           Additional    Treasury Stock       Accumulated
                                         Common Stock       Paid-In    and Notes Receivable   Translation    Accumulated
                                       Shares    Amount     Capital      Shares    Amount     Adjustments      Deficit     Total
                                       ------------------------------------------------------------------------------------------

Balance, January 1, 1993               16,265    $1,627      $42,418      (778)   $(2,666)      $(160)       $(20,812)    $20,407

Issuance of stock under warrants           50         5           45       ---        ---         ---             ---          50
Issuance of stock to employees
    under the stock option plan         1,189       119        1,071       ---       (900)        ---             ---         290
Issuance of stock to employees
    under the stock purchase plan          79         8          182       ---        ---         ---             ---         190
InCA acquisition                          460        46        1,276       ---        ---         ---             ---       1,322
Current translation adjustment            ---       ---          ---       ---        ---        (177)            ---        (177)
Net loss                                  ---       ---          ---       ---        ---         ---          (4,480)     (4,480)

                                       ------------------------------------------------------------------------------------------
Balances, December 31, 1993            18,043    1,805        44,992      (778)    (3,566)       (337)        (25,292)     17,602


Issuance of stock to employees
    under the stock option plan           195       19           190       ---        ---         ---             ---         209
Issuance of stock to employees
    under the stock purchase plan          74        7           194       ---        ---         ---             ---         201
Foreign Stock Issue                       722       72         1,363       778      2,666         ---          (1,031)      3,070
Current translation adjustment            ---      ---           ---       ---        ---         181             ---         181
Net loss                                  ---      ---           ---       ---        ---         ---          (9,748)     (9,748)

                                       ------------------------------------------------------------------------------------------
Balances, December 31, 1994            19,034    1,903        46,739       ---       (900)       (156)        (36,071)     11,515


Issuance of stock to employees
    under the stock option plan           636       64           877       ---        ---         ---             ---         941
Issuance of stock to employees
    under the stock purchase plan          28        3            38       ---        ---         ---             ---          41
Exercise of warrants                       54        5           183       ---        ---         ---             ---         188
Collection of note receivable
    from stockholder                      ---      ---           ---       ---        900         ---             ---         900
Current translation adjustment            ---      ---           ---       ---        ---         137             ---         137
Net income                                ---      ---           ---       ---        ---         ---           1,957       1,957

                                       ------------------------------------------------------------------------------------------
Balances, December 31, 1995            19,752   $1,975       $47,837       ---        ---     $   (19)       $(34,114)    $15,679
                                       ------   ------       -------     -----      -----     -------        --------     -------
                                       ------   ------       -------     -----      -----     -------        --------     -------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.



                                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                                               (IN THOUSANDS)

                                                                                  Year Ended December 31,
                                                                           --------------------------------------
                                                                              1995           1994           1993
                                                                              ----           ----           ----
Operating activities:
    Net income (loss)                                                       $ 1,957       $ (9,748)      $ (4,480)
    Reconciliation to net cash used in operating activities:
         Depreciation and amortization                                        3,654          4,069          3,692
         Amortization of capitalized software                                 1,078            362            425
         Asset write-downs and staff reductions                                 233          4,422          1,379
         Gain on sale of common stock                                           226            ---         (3,888)
         Loss on disposition of property and equipment                          ---            326            177
         Sales under capital leases                                            (854)          (885)          (604)
         Changes in assets and liabilities:
              Accounts receivable                                               845         (2,912)         1,243
              Inventories                                                      (840)           220           (731)
              Other assets                                                      381           (248)            92
              Accounts payable and accrued expenses                            (966)           978            520
              Deferred revenues                                                (527)           751            422
                                                                              -----         ------         ------
                   Net cash provided (used) in operating activities           5,187         (2,665)        (1,753)
                                                                              -----         ------         ------
Investing activities:
    Capital expenditures                                                     (1,773)        (3,770)        (4,087)
    Capitalized software                                                     (1,683)        (3,492)        (1,680)
    Collection of notes receivable                                            1,500            ---            ---
    Proceeds from sale of common stock investment                               ---            ---          3,988
    Cash used in acquisition, net of cash acquired                              ---            ---           (339)
    Collections from capital leases                                             209            285          1,368
    Proceeds from (purchases of) short-term investments, net                      1            331           (134)
                                                                              -----          -----          -----
         Net cash used in investing activities                               (1,748)        (6,646)          (884)
                                                                              -----          -----          -----
Financing activities:
    Proceeds from sales of common stock                                       1,169          3,479            530
    Net borrowings (repayment) under line of credit                          (2,897)         2,897            ---
    Lease receivables sold with recourse                                        ---            612            ---
    Borrowings under debt obligations                                           217          1,985             98
    Repayments of debt obligations                                           (1,083)          (584)          (626)
                                                                              -----         ------         ------
         Net cash provided (used) by financing activities                    (2,594)         8,389              2
                                                                              -----         ------         ------

Effect of exchange rate changes on cash and cash equivalents                     16             (7)          (202)
                                                                              -----         ------         ------

Net change in cash and cash equivalents                                         861           (929)        (2,837)
Cash and cash equivalents, beginning of year                                  2,861          3,790          6,627
                                                                              -----         ------         ------

Cash and cash equivalents, end of year                                     $  3,722       $  2,861       $  3,790
                                                                           --------       --------       --------
                                                                           --------       --------       --------

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS.


                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

NOTE 1:  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION: Zycad Corporation (NASDAQ: ZCAD) (the "Company"), based in Fremont, California, designs, manufactures, markets and services high-performance, special purpose accelerators and related software that are used to increase engineering productivity in the design of complex integrated circuits and electronic systems and has recently introduced high-density field programmable gate arrays (FPGAs). The Company also provides system engineering services and custom solutions to military, aerospace and commercial companies, primarily in the U.S., Asia and Europe.

BASIS OF PRESENTATION: The consolidated financial statements include the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions are eliminated in consolidation. The functional currency of the Company's foreign subsidiaries is the local currency.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

CASH EQUIVALENTS: The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SHORT-TERM INVESTMENTS: Short-term investments consisting of Certificates of Deposit are valued at cost plus accrued interest, which approximates market.

FAIR VALUE OF FINANCIAL INSTRUMENTS: Financial instruments consist of cash equivalents and short-term investments, stated at cost, which approximates fair value.

CONCENTRATION OF CREDIT RISK: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivables. The Company invests only in high credit quality short-term debt investments and limits the amount of credit exposure to any one entity. The majority of the Company's trade accounts receivable are derived from sales to manufacturers in the semiconductor, computer, military and aerospace industries. The company performs ongoing credit evaluations of it's customers financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company maintains reserves for potential credit losses, and all such losses to date have been within management s expectations.

INVENTORIES: Inventories are valued at the lower of cost (first-in, first-out basis) or market.

PROPERTY AND EQUIPMENT: Property and equipment are stated at cost with depreciation determined on a straight-line method over the estimated useful lives of the assets (generally three to five years). Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives or the underlying lease term.

The Company will adopt SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" effective January 1, 1996. The adoption of this standard is not expected to have any effect on the Company's financial condition or results of operations.

CAPITALIZED SOFTWARE: Software development costs incurred after establishment of technological feasibility and the costs of software acquired from others are capitalized and subsequently amortized using the greater of the straight-line method over three to five years or the ratio of the products' current revenues divided by the anticipated total product revenues.

REVENUE RECOGNITION: The Company generally recognizes product revenues as products are shipped, but may delay revenue recognition until products are installed or accepted, depending on the particular product and contract terms. Design and verification service revenues are recognized as the services are performed. Maintenance revenues are recognized over the contract period.

INCOME TAXES: The Company follows Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to account for income taxes and requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities and net operating loss and tax credit carryforwards.

PER SHARE DATA: Per share data is computed based on the weighted average number of common and dilutive common shares outstanding. Common equivalent shares include stock options and warrants (computed using the treasury stock method). Net loss per share excludes common stock equivalents, which are antidilutive.

RECLASSIFICATION: Certain prior year amounts have been reclassified to conform with current year presentation.

NOTE 2:  CERTAIN TRANSACTIONS

JOINT VENTURE: The Company's financial statements include the activities related to the distribution of third-party owned technology, DOORS, as follows (in thousands):

                                                           1995           1994
                                                           ----           ----
Service revenues                                         $  5.4         $  2.1
Cost of service revenues                                    1.7             .6
                                                          ------         ------
Gross Profit                                                3.7            1.5
Sales and marketing expenses                                2.1             .6
                                                          ------         ------
Operating income                                         $  1.6         $   .9
                                                          ------         ------
                                                          ------         ------

Assets related to the DOORS activites are not material.

In January 1996, the Company and Quality Systems Software, Ltd., a U.K. company and owner of the DOORS technology, established a joint venture, QSS, Inc. to continue the distribution operations of the DOORS technology and other products in the North American market.

Accordingly, in the future, the Company will report its 40% ownership of QSS, Inc. on a one-line equity basis rather than in the detail as shown above.

COMPANY STOCK TRANSACTION: On March 14, 1994 the Company raised $3.1 million of cash, net of broker fees and discounts through the sale of 1,500,000 shares of its common stock including all of its treasury shares. These shares were sold to foreign investors under the provisions of Regulation S of the Securities Act of 1933, as amended (the "Securities Act").

THIRD-PARTY STOCK SALE: During 1993 the Company sold its last 100,000 shares of common stock acquired in connection with the October 1990 sale of its simulation product line (VHDL) for a net gain of $3.9 million which is included as part of other income in 1993.

NOTE 3:  PURCHASED TECHNOLOGY

In September 1993, the Company acquired Integrated Circuit Applications, Ltd.
(InCA), located in Ascot, United Kingdom for $450,000 cash and 460,000 shares of the Company's common stock valued at $1.3 million. This transaction was accounted for as a purchase; accordingly, the operations of InCA have been included in the consolidated results of the Company since the date of acquisition. The operating results of InCA prior to the acquisition were not significant. As part of this transaction the technology purchased was valued at $1.7 million which is being amortized over seven years. Accumulated amortization was $564,000, $322,000 and $80,000 at December 31, 1995, 1994 and 1993,
respectively. The technology is utilized in the rapid prototyping and emulation product markets and will be incorporated into the GateField
FPGA technology. This is consistent with Zycad's overall strategy to remain a leader in complex electronic system verification solutions.

NOTE 4:  ASSET WRITE-DOWNS AND STAFF REDUCTIONS

During fourth quarter 1994, the Company recorded $6.8 million of expenses, of which $5.3 million related to discontinuing its Paradigm ViP product line. The remaining $1.5 million was primarily related to various asset write-downs and staff reductions. Details of the write-off are as follows (in thousands):


Non-cash asset write-downs:
    ViP inventory                                      $   750
    ViP related capital equipment,
      including demos and spares                           500
    Capitalized ViP software                             2,872
    Other assets                                           300
                                                       --------
                                                         4,422
Charges relating to cash outflows:
    ViP inventory purchase
      commitments                                          870
    Vacated facilities ($200 long-term)                    300
    Severance and other staff
      reduction costs                                      908
    Other                                                  300
                                                       --------
    Total                                              $ 6,800
                                                       --------
                                                       --------


During second quarter 1993, the Company initiated a 16% reduction in force and accrued $1.6 million for severance costs and other charges. The Company also expensed previously capitalized software of $1.3 million, including $1.0 million related to its ViP product due to delays in the product introduction, to reflect its revised estimated net realizable value less costs to complete.

NOTE 5:  BORROWING AGREEMENTS

Under current terms of the Company's bank line of credit, which expires August 15, 1996, up to $5.0 million may be borrowed, collaterized by certain accounts receivable, at the prime rate plus one-half percent (9.0% at December 31, 1995). During part of 1995 the borrowing limit had been $4.0 million and the highest interest rate charged was prime plus five percent. The agreement prohibits the payment of dividends without bank approval and contains financial covenants, including quarterly and annual profitability and maintaining certain financial ratios. At December 31, 1995 no amounts were outstanding under the agreement and the highest amount borrowed during the year was $2.9 million, compared to the high of $4.2 million in 1994. The Company was in compliance with all covenants at December 31, 1995.

NOTE 6:  LEASE AND OTHER COMMITMENTS

The Company leases office facilities under operating leases. Rent expense of $1,602,000, $2,248,000 and $2,454,000, was incurred in 1995, 1994, and 1993, respectively.

At December 31, 1995, estimated future minimum rentals under noncancelable operating leases are as follows (in thousands):

                                                      Operating
                                                        Leases
                                                       --------
    1996                                                $1,638
    1997                                                 1,597
    1998                                                   859
    1999                                                   419
                                                         ------
Total minimum lease payments                            $4,513
                                                         ------
                                                         ------


During 1994 the Company sold $612,000 of its lease receivables to certain finance companies. At December 31, 1995, the Company remains contingently liable in the event of uncollectibility for $305,000 to these finance companies.

During 1993 the Company entered into a joint development agreement with a European company under which the Company will spend approximately $2.5 million over three years. At December 31, 1995, approximately $1.5 million remained under this obligation.

NOTE 7:  SELECTED BALANCE SHEET INFORMATION (IN THOUSANDS)


                                                           As of December 31,
                                                           ------------------
                                                         1995           1994
                                                         ----           ----

Accounts receivable:
    Accounts receivable                                $  12,111      $ 12,556
    Current portion lease receivables                       308            306
    Less allowance for doubtful
         accounts                                          (296)          (381)
                                                         -------        -------
                                                       $  12,123      $ 12,481
                                                         -------        -------
                                                         -------        -------
Inventories:
    Finished goods                                     $    753       $    211
    Raw materials and supplies                            1,035            737
                                                         -------        --------
                                                       $  1,788       $    948
                                                         -------        -------
                                                         -------        -------
Property and equipment:
    Engineering, manufacturing, and
         general office equipment                      $ 19,131       $ 18,139
    Leasehold improvements                                1,525          1,517
    Equipment under capital lease                         1,208          1,125
                                                         -------        -------
                                                         21,864         20,781
    Less accumulated depreciation
         and amortization                               (16,266)       (13,557)
                                                         -------        -------
                                                       $  5,598       $  7,224
                                                         -------        -------
                                                         -------        -------

                                                           1995           1994
                                                           ----           ----
Other assets:
    Capitalized software                               $  4,709       $  3,222
    Accumulated amortization                             (1,848)          (787)
    Employee loans                                          100            716

Lease receivables, less non-
         current portion                                    323            207
    Other                                                   347            224
                                                         -------        -------
                                                       $  3,631       $  3,582
                                                         -------        -------
                                                         -------        -------
Accrued expenses:
    Salaries and commissions                           $  1,416       $  1,514
    Other                                                 2,203          2,854
                                                         -------        -------
                                                       $  3,619       $  4,368
                                                         -------        -------
                                                         -------        -------


NOTE 8:  EQUIPMENT FINANCING

In 1995 the Company acquired capital equipment amounting to $2,013. Of this amount, $217 was obtained through promissory notes and $229 through capital leases. Interest rates charged under these instruments range from 10% to 17% and the equipment is pledged as collateral. At December 31, 1995, future annual payments are as follows (in thousands):

                                                  Capital   Promissory
                                                  Leases      Notes     Total
                                                  ------    ---------- --------
    1996                                          $   469   $  709     $  1,178
    1997                                              340      612          952
    1998                                              252       57          309
                                                   -------   ------     --------
                                                    1,061    1,378        2,439
    Less imputed interest                             204      ---          204
                                                   -------   ------     --------
                                                      857    1,378        2,235
    Current portion                                   319      709        1,028
                                                   -------   ------     --------
    Non-current portion                           $   538   $  669     $  1,207
                                                   -------   ------     --------
                                                   -------   ------     --------


NOTE 9:  INCOME TAXES

The provision (benefit) for income taxes reconciles to the amount computed by applying the statutory federal rate to loss before taxes as follows (in thousands):

                                                       Year Ended December 31
                                                      ------------------------
                                                        1995      1994     1993
                                                        ----      ----     ----
Provision (benefit) at
    statutory rate                                    $   757   $(3,388) $(1,560)
Foreign losses not
    currently utilizable                                   21        91      ---
Foreign income taxed
    at different rates                                               67      131
Decrease in valuation
     allowance for reversing
    temporary differences                              (1,056)      ---      ---
Utilization of net operating
    loss carryforwards                                              ---     (714)
Domestic losses not
    currently utilizable                                  164     3,108    2,143
Other                                                     114       122      ---
                                                        -----   -------  -------
                                                      $   ---   $   ---  $   ---
                                                        -----   -------  -------
                                                        -----   -------  -------

                                          12

The Company was not required to pay income taxes in 1995, 1994 or 1993 due to its net operating losses and reversals of temporary differences.

Significant components of the Company's deferred tax asset are as follows (in thousands):


                                                               December 31
                                                              --------------
Deferred tax asset:                                           1995      1994
                                                              ----      ----
    Net operating loss carryforwards                        $ 10,540   $ 10,480
    Tax credit carryforwards                                   3,036      3,036
    Capitalized software and
         other research and development                         (682)      (836)
    Tax basis depreciation                                     1,330      1,254
    Accruals and reserves recognized
         in different periods                                  1,058      2,332
    Other                                                         38         45
    Valuation allowance                                      (15,320)   (16,311)
                                                             -------   -------
    Total                                                   $    ---   $   ---
                                                             -------   -------
                                                             -------   -------


The valuation allowance was established due to uncertainty regarding the utilization of the net operating loss carryforwards. The net change in valuation allowance was a decrease of $991,000 and an increase of $4,365,000 in 1995 and 1994, respectively.

Net pretax foreign income (losses) were $ 185,000, $(261,000) and $1,642,000 in 1995, 1994, and 1993, respectively. The Company intends to indefinitely reinvest the unremitted earnings of its foreign subsidiaries. The Company has net operating loss carryforwards of approximately $26.0 million for federal tax purposes that will begin to expire in 2005. State operating loss carryforwards expires as follows: $2.2 million in 1996, $5.0 million in 1997, $335,000 in 1998 and $314,000 in the year 2000. The Company has research and development credit carryforwards of $2.1 million and $318,000 available to reduce future federal and California income taxes, respectively. These credits will expire beginning in 1999. The Company also has foreign net operating loss carryforwards of approximately $3.0 million which may be used to offset future foreign taxable income.

NOTE 10: CUSTOMER INFORMATION

Information concerning the Company's operations by geographic area is as follows (in thousands):

Net revenues to unaffiliated customers by geographic region:

                                            1995           1994           1993
                                            ----           ----           ----
    United States                         42,107        $39,271        $30,848
    Europe                                 4,355          5,196          7,509
    Japan                                  4,655          5,584          3,121
                                         -------        -------        -------
    Net revenues                         $51,117        $50,051        $41,478
                                         -------        -------        -------
                                         -------        -------        -------


The amounts reported for Europe and Japan reflect amounts sold by foreign subsidiaries. Included in the United States amount are revenues sold directly to Japan and other Asian countries amounting to $6.1 million in 1995, $2.2 million in 1994 and $1.6 million in 1993.

Operating results and identifiable assets by geographic location are as follows:

                                            1995           1994           1993
                                            ----           ----           ----
Operating income (loss):
    United States                         $2,836       $ (9,235)       $(9,948)
    Europe                                  (383)          (606)         1,681
    Japan                                     97            330           (298)
                                         -------       --------        -------
                                         $ 2,550       $ (9,511)       $(8,565)
                                         -------       --------        -------
                                         -------       --------        -------
Identifiable assets:
    United States                        $25,040       $ 24,120        $22,986
    Europe                                 2,785          3,108          4,098
    Japan                                  2,155          2,597          1,522
                                         -------       --------        -------
    Total assets                         $29,980        $29,825        $28,606
                                         -------       --------        -------
                                         -------       --------        -------


During 1995 and 1994, one customer accounted for 17% and 14% of consolidated revenues, respectively. In 1993 no individual customer accounted for more than ten percent of consolidated revenues.

Outside the United States, the Company operates four subsidiaries in Europe and one in Japan. For the years ended December 31, 1995, 1994 and 1993, export sales (including sales by foreign subsidiaries), principally to Europe and Japan comprised approximately 30%, 26% and 29% of consolidated revenues, respectively.

NOTE 11:  EMPLOYEE BENEFIT PLANS

STOCK OPTION PLANS: The Company has several stock option plans under which options have been or may be granted to officers and other employees to purchase common stock. Options may be granted at prices equal to the market value at the date of grant and are exercisable over periods up to eight years from that date. Options granted to officers subsequent to June 22, 1990 provide for acceleration of exercisability in the event of an acquisition of the Company meeting certain defined criteria. The plans permit the granting of incentive and nonstatutory stock options and stock appreciation rights (SARs). No SARs are outstanding as of December 31, 1995. In August 1993, the Company's Board of Directors adopted the 1993 Stock Option Plan which was ratified by shareholders in December 1995. Under this plan, 1,500,000 shares were reserved for issuance in 1993, and subsequently increased to 3,000,000 in 1995. In September, 1993, the CEO of the Company exercised 900,000 options granted under the 1984 Stock Option Plan for a $900,000 secured promissory note which was paid in 1995.

Information with respect to options under the plans are as follows:

                                                      Options Outstanding
                                                    -----------------------
                                   Shares Available                 Price
                                      for Grant     Shares        Per Share
                                      -------------------------------------
Balance,
 January 1, 1993                     340,073      3,086,633      $.75-7.75

Additional shares
 authorized                        1,500,000            ---            ---
Granted                           (1,536,067)     1,536,067      2.06-3.50
Exercised                                ---     (1,189,144)      .75-2.94
Canceled                             535,639       (535,639)      .75-7.75
                                   ----------------------------------------
Balance,
December 31, 1993                    839,645      2,897,917       .75-7.75

Granted                             (438,000)       438,000      1.56-4.00
Exercised                                ---       (195,974)      .75-2.06
Canceled                             516,005       (741,620)     1.00-7.75
                                   ----------------------------------------
Balance,
December 31, 1994                    917,650      2,398,323     $ .75-7.75

Additional shares                  1,500,000            ---            ---
 authorized
Granted                           (1,538,826)     1,538,826    1.00 - 6.94
Exercised                                ---       (634,983)    .75 - 3.63
Canceled                             221,190       (428,262)   1.00 - 7.75
                                   ----------------------------------------

Balance,
December 31, 1995                  1,100,014      2,873,904    $.75 - 6.94
                                   ---------      ---------    -----------
                                   ---------      ---------    -----------

Options exercisable
 at December 31, 1995                             1,067,024
                                                  ---------
                                                  ---------

INVESTMENT PLAN:   The Company has an elective savings plan available to U.S.
employees permitting them to contribute up to 20 percent of their earnings (subject to IRS restrictions), of which the first 10 percent is matched 25 percent by the Company. The participants vest in the Company's contribution over five years. Company contributions to the plan were $197,824 in 1995, $256,000 in 1994 and $215,000 in 1993.

EMPLOYEE STOCK PURCHASE PLAN: The Company has an employee stock purchase plan allowing participating employees to contribute from 3 to 10 percent of their gross salary to purchase shares at the end of each quarter for the lower of the market price on the first or last day of the quarter. Participants may spend up to $25,000 on purchases of the Company's stock each year but individual participants are prohibited from owning more than 5 percent of the Company's stock. At December 31, 1995, 200,000 shares are available to be offered under this plan.

WARRANTS AND DIRECTOR'S OPTION: During 1995 stockholders approved a Non-Employee Director stock option plan, whereby 200,000 additional shares have been reserved for issuance to outside directors. No options have been issued under the plan.

At December 31, 1995, total warrants outstanding were 135,000. Purchase price of the securities subject to these warrants range from $1.00 to $3.63 and they expire at various dates through February 2000.

In 1995, warrants for 53,860 shares were exercised and warrants for 32,058 issued in prior years were canceled.

During 1994, 50,000 warrants for shares were issued to Dr. Fiebiger, who was elected to the Board of Directors in 1994, at an exercise price of $3.63. Warrants for an additional 5,918 shares were given in lieu of cash to Dr. Fiebiger for consulting services valued at $16,800. The exercise price for these warrants is $0.

During 1993, 50,000 warrants issued to a Director were exercised at an exercise price of $1.00 and 30,000 warrants each were issued to two Directors at an exercise price of $2.06.

RECENTLY ISSUED ACCOUNTING STANDARD: In October 1995, the Financial Accounting Standards Board issued Statement No. 123, "Accounting for Stock-Based Compensation." The new standard defines a fair value method of accounting for stock options and other equity instruments, such as stock purchase plans. Under this method, compensation cost is measured based on the fair value of the stock award when granted and is recognized as an expense over the service period, which is usually the vesting period. This standard will be effective for the Company beginning in 1996, and requires measurement of awards made beginning in 1995.

The new standard permits companies to continue to account for equity transactions with employees under existing accounting rules, but requires disclosure in a note to the financial statements of the pro forma net income and earnings per share as if the Company had applied the new method of accounting. The Company intends to follow these disclosure requirements for its employee stock plans. As a result, adoption of the new standard will not impact the Company's results of operations.

NOTE 12: SUPPLEMENTAL CASH FLOW
         INFORMATION

The following provides additional information concerning supplemental disclosures of cash flow activities (in thousands):


                                                          1995      1994      1993
                                                           ----      ----      ----
Cash paid during
the year for:
    Interest                                            $  562    $  385    $   90

Non-cash investing and
financing activities:
    Note receivable
    for stock                                           $ ---    $  ---    $   900

Equipment acquired under
    capital lease                                       $  900   $ 1,125   $  ---

Effect of InCA acquisition:
    Liabilities assumed                                                     $  108
    Cash paid, net of
    cash acquired                                                              339
    Common stock issued                                                      1,322
                                                                            ------
    Total assets acquired                                                   $1,769
                                                                            ------
                                                                            ------
    (including $1.7 million purchased technology)


INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
ZYCAD CORPORATION

We have audited the accompanying consolidated balance sheets of Zycad Corporation and its subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zycad Corporation and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

San Jose, California
March __, 1996

                                CORPORATE INFORMATION

CORPORATE OFFICERS

Phillips W. Smith
President and Chief Executive Officer

Peter J. Cassidy
Executive Vice President
and Chief Financial Officer

Douglas E. Klint
Vice President, General Counsel
and Corporate Secretary

Charles R. Olson
Vice President and General Manager,
Accelerator Division

Horst G. Sandfort
President, Gatefield Division

ADMINISTRATIVE AND DIVISIONAL
OFFICERS

Martin J. Baynes
Vice President, Engineering
Accelerator Division

James J. Ensell
Vice President and General Manager
Services Division

Orlando Gallegos
Executive Vice President, GateField Division

Robert Lipp
Vice President, Technology
GateField Division

Robert A. Peterson
Vice President, Manufacturing

Tim Saxe
Vice President, Engineering
GateField Division

Lyle R. Smith
Vice President, Marketing
GateField Division

John R. Walsh
Vice President, International Sales
and Customer Support

Makoto Yamada
Managing Director, Zycad, K.K.

INDEPENDENT AUDITORS
Deloitte & Touche LLP
San Jose, California

LEGAL COUNSEL
Wilson, Sonsini, Goodrich & Rosati
Palo Alto, California

TRANSFER AGENT & REGISTRAR
The Bank of Boston
Boston, Massachusetts

DIRECTORS

Phillips W. Smith
President and Chief Executive Officer
Zycad Corporation

Peter J. Cassidy
Executive Vice President
and Chief Financial Officer
Zycad Corporation

James R. Fiebiger
Industry Consultant, Chairman & Managing Director
Thunderbird Tech., Inc.

Benjamin Huberman
President
Huberman Consulting Group

Horst G. Sandfort
President, Gatefield Division

AUDIT COMMITTEE AND
COMPENSATION COMMITTEE
James R. Fiebiger
Benjamin Huberman

ANNUAL MEETING OF STOCKHOLDERS
The annual meeting of stockholders will be held at Zycad's corporate office, 47100 Bayside Parkway, Fremont, California 94538, on Thursday, May 16, 1996, at 3:30 P.M. Pacific Daylight Time.

FORM 10-K
The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. Stockholders may obtain a copy of this report, without charge, by writing:
  Zycad Corporation
  Attention:  Investor Relations
  47100 Bayside Parkway
  Fremont, CA   94538-9942

STOCK LISTING

Zycad Corporation's common stock is traded in the over-the-counter market and is quoted through the National Association of Securities Dealers Automated Quotation (NASDAQ") System/National Market System ("NMS") under the symbol "ZCAD". The following table sets forth the high and low trade quotations for the common stock as reported by NASDAQ for each quarter.

The prices set forth below represent quotations between dealers without adjustment for retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.


  1995             High      Low
  --------------------------------
  First Quarter    $ 1.94    $0.94
  Second Quarter   $ 4.31    $1.31
  Third Quarter    $10.75    $3.25
  Fourth Quarter   $10.13    $5.38



  1994             High      Low
  --------------------------------
  First Quarter    $3.75     $2.68
  Second Quarter   $3.75     $2.31
  Third Quarter    $2.88     $2.31
  Fourth Quarter   $2.88     $1.00



The high and low trade quotations for the common stock on March 22, 1996 were $5.38 and $5.69, respectively.

As of March 22, 1996 the Company had approximately 1,356 stockholders of record.


DIVIDEND POLICY

The Company has never paid cash dividends on its common stock. The Board of Directors currently intends to retain all earnings for use in the Company's business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company, compliance with dividend restrictions in bank agreements, and such other factors as are deemed relevant by the Board of Directors.