Form 10-K, Exhibit 13
period 1996-12-31
ZYCAD CORP
filed 1997-04-15
CIK 727621

                                ZYCAD CORPORATION
                               CORPORATE OVERVIEW

Zycad Corporation (the Company), founded in 1981, develops, manufactures and markets a broad range of high performance tools, design services and electronic components that help designers speed the process of moving their electronic
products from concept to manufacturing.   Zycad calls this process, "Design
Realization." It encompasses performing the steps necessary to complete design verification and get to market in the quickest way possible.

Zycad's Design Realization offerings include hardware and software simulation verification tools, rapid prototyping vehicles, high-density programmable Application-Specific Integrated Circuits (ASICs) and related desktop design and programming tools. This suite of products enable electronic designers to quickly and accurately verify their designs prior to production and support initial and low volume ASIC production. Verification has the goal of minimizing downstream problems and risks (i.e., avoiding the expensive and time-consuming process of redesign should a final design not work or not meet the customer requirements). This process of Design Realization via comprehensive and fast verification throughout the design cycle ensures a high quality, production-ready product that meets the customers' time-to-market goals.

Zycad's twofold business emphasis is on providing both the highest performance verification product offerings (including both simulation and rapid prototyping) in the Electronic Design Automation (EDA) market, and the highest density programmable ASICs to the ASIC designer for both design verification and design realization through use as a reprogrammable component. All development activities are focused on optimizing their future development and the integration of these technologies to solve customer's high-end, complex verification problems - the most dramatic being that of "system on a chip" or "system on silicon" design verification.

Zycad's corporate office, and its product divisions are located in Fremont, California. Sales and support offices are located throughout the United States, Europe, Japan and Asia.

                            SELECTED FINANCIAL DATA

                                                       Years Ended December 31,
(IN THOUSANDS, EXCEPT PER SHARE
  AMOUNTS)                              1996         1995          1994          1993           1992
------------------------------------------------------------------------------------------------------
OPERATING RESULTS:
------------------
Revenues (a)                       $   33,577     $ 51,117      $  50,051     $  41,478     $  45,154

Gross profit                       $   16,569     $ 33,624      $  30,094     $  24,769     $  28,949

Operating income (loss)            $ (18,435)     $  2,550      $ (9,511)     $ (8,565)     $  (3,940)

Net income (loss) (b) (c)          $ (21,376)     $  1,957      $ (9,748)     $ (4,480)     $  (2,798)

Net income (loss) per share        $   (1.03)     $   0.09      $  (0.52)     $  (0.26)     $   (0.18)

Weighted average common shares
 and common share equivalents
  outstanding                         20,655        21,233        18,598        16,908         15,850

------------------------------------------------------------------------------------------------------
YEAR END FINANCIAL DATA:
------------------------
Working capital (deficit)          $ (1,240)      $  6,741      $  1,621      $  6,030      $  10,829

Total assets (d)                   $  29,527      $ 28,980      $ 29,825      $ 28,606      $  30,913

Long-term debt                     $   8,061      $  1,207      $  1,874      $     81      $     309
------------------------------------------------------------------------------------------------------

(a) Revenues, net income or loss and net income or loss per share for 1995 and 1994 included amounts related to a technology distributed by Zycad and owned by a U.K. Company. Effective January 1, 1996, a joint venture was formed by the two companies. Consequently, specific revenues and costs related to this product will no longer be consolidated in Zycad's financial statements (see Note 11 of Notes to Consolidated Financial Statements).
 (b) The net loss in 1994 included a charge for asset write-downs and staff reductions of $6,800,000, primarily related to the Company's decision to discontinue selling the Paradigm ViP-TM- (VHDL instruction processor) product (see Note 4 of Notes to Consolidated Financial Statements).
 (c) The net loss in 1993 included $2,900,000 of staff reduction costs and asset write downs and $3,900,000 of gain related to the sale of another company's common stock.
 (d) Total assets included a reduction of the purchase price of Attest Software, Inc. in the quarter ended June 1996 of $345,000 relating to the value ascribed to Zycad restricted stock issued to Attest shareholders.

                                ZYCAD CORPORATION
                               TO OUR STOCKHOLDERS

1996 has been a year of transition for Zycad in a very fragile market environment. When we went to the Design Automation Conference in June, 90% of our demonstrations represented new product introductions by our Verification and GateField divisions.

While the year was disappointing from a financial perspective, significant technical and business achievements were realized:

- The LightSpeed Simulation Server-TM- family was introduced at the Design Automation Conference in June with the first shipments in late Q3. LightSpeed offers customers unparalleled performance over existing solutions in the market place. Customer acceptance has been excellent with over 20 systems in the field since late Q3.

- GateField presented its 51,000 gate ProASIC-TM- (programmable ASIC) technology in 0.8 micron structures and began development of a prototyping vehicle that combines GateField technology with partitioning software and multi-chip module technology.

    The GateField products created a great level of interest in the market place. However, it was learned that the performance features of the products needed to be enhanced. Consequently a very aggressive transfer into finer line geometries was initiated, resulting in "first time right" working silicon, offering complexity to 100,000 total gates. This product was delivered to customers during December 1996.

    Customer acceptance of GateField is also excellent, with 14 customer design wins in the fourth quarter of 1996. Major corporations in Japan and the U.S. were committing design resources to the new GateField product.

- The services and consulting business was merged with the GateField division during 1996.

- We completed the acquisition of Attest Software, Inc. in May 1996, further strengthening our test and fault product offerings.

- A second DARPA contract, valued at $2.3 million for the development of a reconfigurable computing engine, based on GateField technology, was awarded in September 1996.

-   The Company raised $10.0 million through subordinated convertible debentures note in May 1996.

In January 1996, Zycad and Quality Systems Software Ltd., an U.K. Company and owner of the DOORS technology, established a joint venture, QSS, Inc., to continue the distribution operations of the DOORS technology and other products in the North American market. In December 1996, the entire company, including the U.K. subsidiary, was consolidated under QSS, Inc. Zycad's current ownership at the end of 1996 is 22% (see Note 11 of Notes to Consolidated Financial Statements).

In summary, both divisions contributed in 1996, however, the financial performance was a major disappointment to everyone, including our employees, who have been tireless in their efforts to support us throughout this transition period. On the positive side, the LightSpeed product was delivered to customers in production volume in the fourth quarter. The GateField 100K gate ProASIC was introduced and shipped in the fourth quarter. The engineering and consulting services added positively to our performance throughout the year.

What are the challenges and opportunities for 1997 as we look forward? The LightSpeed Simulation Server family of products is expected to begin shipping with the HDL interfaces for Verilog and VHDL in 1997. The VHDL interface should be available in the first quarter of 1997. The Verilog interface should be available in the second quarter of 1997. These interfaces are strategic to addressing the broad logic simulation marketplace. The combination of LightSpeed hardware and these strategic software interfaces should secure success throughout 1997.

Our test and fault simulation product lines continue to be the industry standard and contribute significantly to the Company's overall results. Several new complimentary software and hardware products will be added to the hardware accelerated fault simulation product line in 1997. In addition, significant feature and function enhancements will be made to the software test products associated with the Attest acquisition. These include improved support for HDL interfaces and multiprocessing. These additional capabilities should significantly increase the market interest for these products in the second half of 1997.

We believe that Zycad can and will be a leader in providing high density reprogrammable ASICs to the $20 billion ASIC market. No other suppliers are delivering reprogrammable ASICs with logic gate densities equal to our 100K gate part. As we take advantage of advanced manufacturing processes, we should gain even greater density advantages. GateField is now shipping 0.6 micron parts and by the third quarter of 1998 we expect to be shipping .35 micron parts which will yield 400,000 reconfigurable logic-gates of capacity, much larger than any current vendor can even contemplate in the 1998 timeframe.

GateField has proven that it can design and manufacture a part that is competitive on speed, performance and functionality. We continue to focus on design wins, as that is the primary driving force for growing market share. A design win positions Zycad competitively to vie for production volume business. The customer typically moves towards product volume six to nine months after he makes his initial design win selection. GateField is achieving great success, particularly in the Japanese market. A number of the big Japanese companies became customers in the fourth quarter of 1996 and we expect continued growth in 1997.

It was a difficult year for all of us. We appreciate your patience, continued interest and loyalty during this transition year. We remain committed to building a strong company. The tremendous investments, which were made in GateField are expected to yield significant results in the years ahead.

     Sincerely,



     Phillips W. Smith
     President and CEO

                                ZYCAD CORPORATION
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

OVERVIEW

The net loss for 1996 was $21.4 million, compared to net income in 1995 of $2.0 million. Total revenues for 1996 were $33.6 million, down $17.5 million from 1995. The reduction in revenue resulted in decreased gross margin: $16.6 million for 1996 compared to $33.6 million in 1995. The loss in 1996 was significantly impacted by one-time charges to cost of sales of $1.8 million (see Gross Profit), as well as an additional $1.8 million of restructuring charges and bad debt (see Operating Expenses). In addition the company expensed $2.5 million related to accelerated amortization of discount on the $10.0 million subordinated convertible debenture notes (see Note 5 of Notes to Consolidated Financial Statements).

Operating expenses increased by $3.9 million in 1996 to $35.0 million. This increase reflects the Company's continued research and development investment in the GateField division plus the introduction of the LightSpeed Simulation Server.

The Company completed the acquisition of Attest Software, Inc. in May 1996 for approximately $2.1 million further strengthening our test and fault product offerings.

REVENUES
Total revenues decreased 34% to $33.6 million in 1996 from $51.1 million in 1995 and increased 2% in 1995 from $50.1 million in 1994. Product revenues decrease to $18.2 million in 1996 compared to $28.4 million in 1995, a decrease of 36%. The decrease in product revenues in 1996 as compared to 1995 was primarily due to decreased shipments of the Company's accelerator products and delays in shipments of the next generation, faster LightSpeed accelerator product family, introduced in late September 1996. Product revenues decreased to $28.4 million in 1995 compared to $29.4 million in 1994, a decrease of 3%. This decrease was primarily due to a decrease in Paradigm ViP and Paradigm RP-TM- product revenues as the ViP product was discontinued at the end of 1994. Additionally, emphasis on the RP product was reduced, pending introduction of the GateField high-density Programmable ASICs. These decreases in revenues were partially offset by purchases of the Paradigm XP-TM- products by the Company's largest customer.

Service revenues were $15.3 million, $22.7 million and $20.7 million in 1996, 1995 and 1994, respectively. The decrease in service revenues from 1996 as compared to 1995 was mainly due to the exclusion (i.e. non-consolidation)of revenue relating to the DOORS technology from revenue amounts in 1996, as well as reduced maintenance revenues related to older generation accelerator products and price reductions related to government contracts (see Note 2 of Notes to Consolidated Financial Statements). The increase in service revenues in 1995 as compared to 1994 was primarily due to increased demand for the DOORS technology and increases in commercial contracts.

GROSS PROFIT
Gross profit from total revenues was $16.6 million, $33.6 million and $30.1 million in 1996, 1995 and 1994, respectively. Gross profit as a percentage of total revenues was 49%, 66% and 60% for the same years ended December 31, 1996, 1995 and 1994, respectively.

Gross profit from product revenues was $9.8 million, or 54% of product sales in 1996 compared to $22.0 million, or 77% of product sales in 1995. This decrease, both in dollars and as a percentage of product revenues was primarily due to decreased product revenues as well as certain one-time charges of approximately $1.8 million related to the write down of inventories in 1996. Other factors contributing to the decrease in gross profit from product revenues in 1996 were product mix of the LightSpeed product line, which included lower margins during introduction, and higher discounts offered to customers for older generation products. Gross profit from product revenues increased $0.9 million in 1995, despite lower revenues as compared to gross profit from product revenues in 1994, primarily due to a shift in product mix to shipments of the higher-margin Paradigm XP products.

Gross profit from service revenues was $6.8 million, $11.6 million and $9.0 million in 1996, 1995 and 1994, respectively. Gross profit as a percentage of service revenues was 44%, 51% and 43% for the years ended December 31, 1996, 1995 and 1994, respectively. The decrease in gross profit from service revenues in 1996 compared to 1995 was primarily due to decreased maintenance revenues in 1996 as well as the exclusion of DOORS revenues, which generally had a higher profit margin. Gross profit from service revenues increased $2.6 million in 1995 compared to 1994, while service revenues increased $2.0 million. This increase in gross margin was mainly due to a shift to sales of higher-value commercial service contracts from lower-margin service contracts affiliated with the mil/aero products in 1994.


OPERATING EXPENSES

SALES AND MARKETING
Sales and marketing expenses were $14.3 million, or 43% of total revenues, $16.9 million, or 33% of total revenues and $18.9 million, or 38% of total revenues in 1996, 1995 and 1994, respectively. The decrease in actual expenses for 1996 compared to 1995 was primarily due to the inclusion of DOORS expenses of $2.1 million in 1995 (see Note 2 of Notes to Consolidated Financial Statements). The increase in sales and marketing expenses as a percentage of total revenues for 1996 as compared to 1995 was attributable to reduced revenues as well as higher marketing expenses in 1996 related to the introduction of the LightSpeed product. In 1995, sales and marketing expenses decreased 11%, or $2.0 million, compared to 1994, primarily due to reduced staffing levels resulting from the restructuring actions taken in December 1994.

RESEARCH  AND DEVELOPMENT
The Company's research and development expense was $15.8 million, $11.3 million and $11.2 million in 1996, 1995 and 1994, respectively. The increase in research and development expense in 1996 compared to 1995 was mainly due to additional staffing levels and higher levels of engineering project activity associated with the introduction of both the LightSpeed and the high-density programmable ASICs product lines.

Research and development expense was relatively constant in 1995 and 1994. Due to the restructuring in December 1994, personnel expense was lower in the first half of 1995, but increased in the second half of 1995 as the Company began its development for the next generation accelerator, LightSpeed and GateField Programmable ASICs programs.

GENERAL AND ADMINISTRATIVE
General and administrative expenses were $4.9 million, $2.9 million and $2.7 million in 1996, 1995 and 1994, respectively. The increase in general and administrative expenses for 1996 was primarily due to $1.0 million of bad debt expense for potential uncollectable accounts receivable. An additional $0.8 million of expense in the second half of 1996 was attributable to the Company's decision to restructure the organization in order to seek profitability and growth. These expenses included severance and other fringe benefits related to a reduction in force.

General and administrative expenses increased $0.2 million, or 6%, in 1995 over 1994. This increase remained relatively constant as a percentage of revenues and was primarily due to increases necessary to support revenue growth as well as higher special project costs.

ASSET WRITE-DOWNS AND STAFF REDUCTIONS
In the fourth quarter of 1994, the Company decided to discontinue selling its VHDL accelerator product, the Paradigm ViP. This decision resulted from disappointing financial performance in 1994 and the re-direction of the product diversification strategy. Non-recurring costs of $6.8 million, principally related to write-downs of capitalized software and inventory for the ViP product line and staff reduction costs, were charged against income (see Note 4 of Notes to Consolidated Financial Statements).

OTHER INCOME AND EXPENSE
Interest expense was $3.2 million in 1996 compared to $0.3 million in 1995 and $0.2 million in 1994. This increase in 1996 was primarily due to $2.5 million of the acceleration of amortization of discount expense related to the portion of the Company's subordinated convertible debenture notes (see Note 5 of Notes to Consolidated Financial Statements). Additionally, the Company recorded higher interest expense related to higher borrowings and higher interest rates.

Other income was $0.2 million in 1996 and other expense was $0.3 million and $0.1 million in 1995 and 1994, respectively. This fluctuation from year to year was primarily due to transaction gains and losses related to foreign currency adjustments.

INCOME TAXES
The Company did not record income tax expense (benefit) in 1996, 1995 and 1994 due to losses or the availability of net operating loss carryforwards (see Note 8 of Notes to Consolidated Financial Statements).

NET INCOME (LOSS)
The net loss for 1996 was $21.4 million, compared to net income in 1995 of $2.0 million and a net loss in 1994 of $9.7 million. In addition to reduced revenues and decreased gross margin percentage for 1996, the loss in 1996 was significantly impacted by one-time charges to cost of sales of $1.8 million, discussed above in "Gross Profit", an additional $1.8 million of bad debt and restructuring charges as discussed in "General and Administrative" and $2.5 million of amortization expense related to debenture discounts as discussed in "Other Income and Expense".

The Company's net income of $2.0 million in 1995 represents an $11.7 million improvement over the 1994 financial results based on increased revenues of $1.1 million. The Company's net income was comprised of $5.4 million profit attributable to revenues from its accelerator business activity, $1.6 million profit related to marketing and distribution of requirements management technology, DOORS, owned by a third-party U.K. company, offset by $5.0 million of expenses related to the development of the GateField Programmable ASICs.

The loss in 1994 included $6.8 million of asset write-downs and restructuring costs as the Company continued to sell its ViP product and concentrated on fewer product technology areas, as discussed in "Asset Write-Downs and Staff Reductions".

FACTORS AFFECTING FUTURE RESULTS
The Company's revenues during 1994 through 1996 consisted principally of its fault and simulation products, such as the Paradigm PXP and TDX products. Revenue for these products declined during the three year period. The Company's plans to offset this trend is principally dependent on the successful introduction of the GateField high-density reprogrammable ASICs.

The Company continues to seek improvement in operating results through introduction of new products, including verification tools and Field Programmable Gate Array (FPGA) products. However, there can be no assurance that the Company will be successful in its efforts. In the future, the Company's operating results may be impacted by a number of factors, including cancellations or delays of customer orders, interruptions or delays in the supply of key components, changes in customer base or product mix, seasonal patterns of capital spending by customers, new product announcements by the Company or its competitors, pricing pressures and changes in general economic conditions. Historically, a significant portion of the Company's shipments have been made in the last month of each quarter. As a result, a shortfall in revenue compared to expectation may not evidence itself until late in the quarter. Additionally, the timing of expenditures for research and development activities and sales and marketing programs, as well as the timing of orders by major customers, may cause operating results to fluctuate between quarters and between years.

LIQUIDITY AND CAPITAL RESOURCES
The Company has historically used internally generated funds, public and private offerings of common stock, sale and leaseback arrangements and bank financing and credit lines to finance its business. Cash used in operations was $12.6 million in 1996 compared to cash generated by operations of $5.4 million in 1995. The increase in cash used in operations in 1996 was primarily due to the net loss generated by operations, net sales under capital leases and a growth in inventories, partially offset by a growth in accounts payable and accrued liabilities. Cash generated by operations of $5.4 million in 1995 was the result of net income of $2.0 million, an increase in accounts payable and a decrease in accounts receivable and other assets, offset by an increase in inventories and a decrease in accrued expenses. Cash used in investing activities was $3.5 million in 1996, compared to $2.0 million in 1995, relating primarily to capital equipment purchases and increased levels of capitalized software. Net cash generated by financing activities was $13.9 million in 1996, compared to net cash used in financing activities of $2.6 million in 1995. Cash generated by financing activities in 1996 was primarily attributable to a $10.0 million subordinated convertible debenture notes offering in the second quarter, $3.2 million in bank borrowings through use of factoring agreements, as well as $0.7 million provided by the issuance of the Company's Common Stock.

At December 31, 1996 the Company had cash and cash equivalents of $1.7 million and a working capital deficit of $(1.2) million at December 31, 1996 compared to working capital of $6.7 million at December 31, 1995. The Company has a $3.1 million factoring arrangement with a bank which expires in October 1997, of which $1.8 million was outstanding at December 31, 1996 (see Note 5 of Notes to Consolidated Financial Statements). The Company's Japan subsidiary also has bank factoring agreements for $1.4 million (see Note 5 of Notes to Consolidated Financial Statements). Additionally, the Company, subsequent to December 31, 1996, obtained a $5.0 million line of credit with a lender that allows for the use of substantially all of the Company's tangible assets as collateral (see
Note 11 of Notes to Consolidated Financial Statements).

The Company continues to work with certain vendors to facilitate extended trade terms, thus reducing the Company's immediate cash requirements to meet established payments and other normal, recurring period expenses. It is anticipated that minimum working capital will be required to meet sales demands because levels of PXP and LightSpeed inventories should meet demands through the second quarter of 1997.

The Company's operating and product development activities have required significant cash. In anticipation of meeting the Company's 1997 cash requirements, in February 1997, the Company completed a $5.0 million private placement financing agreement with investors whereby the Company issued 6% subordinated convertible debenture notes which can be converted into shares of the Company's Common Stock. This funding is available to the Company in traunches of $3.5 million upon closure of the debenture agreement and $1.5 million upon registration of additional shares of the Company's Common Stock through the effective filing of an S-3 Registration Statement under the Securities Act of 1933. The discount expense relating to these subordinated convertible debenture notes is $0.9 million for the $3.5 million of funding and $0.4 million for the $1.5 million of funding. This discount will be amortized within 180 days of receipt of the cash (see Note 11 of Notes to Consolidated Financial Statements).

The Company's debenture agreements specify certain events of default upon which the debentures would become immediately payable, including a delisting of the Company's Common Stock from the Nasdaq Stock Market. At December 31, 1996, the Company was not in compliance with the requirement of the Nasdaq National Market (a distinct tier of the Nasdaq Stock Market) to maintain minimum net tangible assets (as defined) of $4,000,000. A hearing is scheduled for April 23, 1997 for Nasdaq to consider the Company's plans to come into compliance with such requirement. The Company believes that if its stock were delisted from the Nasdaq National Market, it would be eligible for listing in the Nasdaq SmallCap Market, which is another tier of the Nasdaq Stock Market, and, accordingly, believes it would remain in compliance with the debenture requirement to trade on the Nasdaq Stock Market; however, no assurances can be given.

The Company anticipates that by attaining revenue projections for 1997 and by relying on the new credit line, together with sources of additional liquidity such as private or public offerings, equipment lease lines and the sale of certain Company assets (see Note 11 of Notes to Consolidated Financial Statements) the Company expects to meet short-term liquidity needs. Should additional funding be required, however, there can be no assurance that such funding will be available on acceptable terms as and when required by the Company.

PRIVATE SECURITIES LITIGATION REFORM ACT SAFE HARBOR STATEMENT Except for the historical information contained herein, the President's letter and Management's Discussion and Analysis contain certain forward-looking statements that involve potential risks and uncertainties. The Company's future results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, potential fluctuations in quarterly results, market acceptance of the Company's products, competition, new products and the impact of new technologies, dependence on certain suppliers, including sole and limited source suppliers, customer concentration, proprietary technology rights, international sales and risks inherent with international business activities, dependence on key personnel, possible volatility of the Company's stock price and continued listing on Nasdaq. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only at the date hereof. The Company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of to reflect the occurrence of unanticipated events.

                                ZYCAD CORPORATION
                           CONSOLIDATED BALANCE SHEETS

                                                              December 31,
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)                         1996      1995
------------------------------------------------------------------------------
ASSETS
Current assets
  Cash and cash equivalents                              $  1,703    $  3,722
  Short-term investments                                      100         224
  Accounts receivable, less allowance for doubtful
    accounts of $1,337 in 1996 and $296 in 1995            12,088      12,123
  Inventories                                               2,664       1,788
  Other current assets                                        956         765
                                                         --------    --------
    Total current assets                                   17,511      18,622

Property and equipment, net                                 5,101       5,598
Purchased technology                                        2,776       1,129
Other assets                                                4,139       3,631
                                                         --------    --------
    Total assets                                         $ 29,527    $ 28,980
                                                         --------    --------
                                                         --------    --------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Bank financing                                         $  3,203    $      -
  Current portion of long-term obligations                  1,958       1,028
  Accounts payable                                          5,715       3,968
  Accrued expenses                                          5,345       3,955
  Deferred revenues                                         2,530       2,930
                                                         --------    --------
    Total current liabilities                              18,751      11,881

Subordinated convertible debenture notes                    7,342           -
Long-term obligations                                         719       1,207
Other long-term liabilities                                   146         213
                                                         --------    --------
    Total liabilities                                      26,958      13,301
Commitments and contingencies
Stockholders' equity
  Preferred stock
    $0.10 par value; 2,000,000 shares authorized;               -           -
    shares issued and outstanding:  none
  Common stock
    $0.10 par value; 40,000,000 shares authorized;
    shares issued and outstanding: 23,226,444 in
    1996 and 19,752,653 in 1995                             2,323       1,975
  Additional paid-in capital                               55,784      47,837
  Accumulated translation adjustments                         (48)        (19)
  Accumulated deficit                                     (55,490)    (34,114)
                                                         --------    --------
    Total stockholders' equity                              2,569      15,679
                                                         --------    --------
    Total liabilities and stockholders' equity           $ 29,527    $ 28,980
                                                         --------    --------
                                                         --------    --------


 SEE ACCOMPANYING NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS.

                                ZYCAD CORPORATION
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                    Years Ended December 31,
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)        1996         1995         1994
-------------------------------------------------------------------------------
Revenues
  Product                                    $  18,232   $  28,422   $  29,350
  Service                                       15,345      22,695      20,701
                                             ---------   ---------   ---------
     Total revenues                             33,577      51,117      50,051
                                             ---------   ---------   ---------

Cost of revenues
  Product                                        8,439       6,407       8,224
  Service                                        8,569      11,086      11,733
                                             ---------   ---------   ---------
     Total cost of revenues                     17,008      17,493      19,957
                                             ---------   ---------   ---------

     Gross profit                               16,569      33,624      30,094
                                             ---------   ---------   ---------

Operating expenses
  Sales and marketing                           14,325      16,911      18,895
  Research and development                      15,783      11,263      11,172
  General and administrative                     4,896       2,900       2,738
  Asset write-downs and staff reductions             -           -       6,800
                                             ---------   ---------   ---------
     Total operating expenses                   35,004      31,074      39,605
                                             ---------   ---------   ---------

Operating income (loss)                        (18,435)      2,550      (9,511)
                                             ---------   ---------   ---------

Other income (expense)
  Interest expense, net                         (3,184)       (343)       (172)
  Other income (expense), net                      243        (250)        (65)
                                             ---------   ---------   ---------
     Total other income (expense)               (2,941)       (593)       (237)
                                             ---------   ---------   ---------

Net income (loss)                            $ (21,376)  $   1,957   $  (9,748)
                                             ---------   ---------   ---------
                                             ---------   ---------   ---------

Net income (loss) per share                  $   (1.03)  $    0.09   $   (0.52)
                                             ---------   ---------   ---------
                                             ---------   ---------   ---------

Weighted average common shares and
  common share equivalents outstanding          20,655      21,233      18,598
                                             ---------   ---------   ---------
                                             ---------   ---------   ---------

SEE ACCOMPANYING NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS.

                                ZYCAD CORPORATION
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                        Treasury Stock
                                         Common Stock    Additional   and Notes Receivable    Accumulated
                                      ------------------  Paid-In     --------------------    Transaction  Accumulated
(IN THOUSANDS)                         Shares    Amount    Capital    Shares        Amount     Adjustments   Deficit     Total
------------------------------------------------------------------------------------------------------------------------------
Balances, December  31, 1993           18,043  $  1,805  $  44,992     (778)    $  (3,566)     $  (337)    $(25,292) $  17,602
Exercise of common stock
  options                                 195        19        190        -             -            -            -        209

Sale of common stock to
  employees                                74         7        194        -             -            -            -        201

Foreign stock issue                       722        72      1,363      778         2,666            -       (1,031)     3,070

Current translation adjustment              -         -          -        -             -          181            -        181

Net loss                                    -         -          -        -             -            -       (9,748)    (9,748)
------------------------------------------------------------------------------------------------------------------------------
Balances, December  31, 1994           19,034     1,903     46,739        -          (900)        (156)     (36,071)    11,515

Exercise of common stock
  options                                 636        64        877        -             -            -            -        941

Sale of common stock to
  employees                                28         3         38        -             -            -            -         41

Issuance of common stock
  under warrants, net                      54         5        183        -             -            -            -        188

Collection of note receivable
  from stockholder                          -         -          -        -           900            -            -        900

Current translation adjustment              -         -          -        -             -          137            -        137

Net income                                  -         -          -        -             -            -        1,957      1,957
------------------------------------------------------------------------------------------------------------------------------
Balances, December  31, 1995           19,752     1,975     47,837        -             -          (19)     (34,114)    15,679

Exercise of common stock
  options                                 370        37        609        -             -            -            -        646

Sale of common stock to
  employees                                26         3         75        -             -            -            -         78

Issuance of common stock
  for purchase of Attest, net             387        39      2,101        -             -            -            -      2,140

Issuance of common stock
  for debentures, net                   2,691       269      5,162        -             -            -            -      5,431

Current translation adjustment              -         -          -        -             -          (29)           -        (29)

Net loss                                    -         -          -        -             -            -      (21,376)   (21,376)
------------------------------------------------------------------------------------------------------------------------------
Balances, December  31, 1996           23,226  $  2,323  $  55,784        -          $  -       $  (48)    $(55,490)  $  2,569
------------------------------------------------------------------------------------------------------------------------------



See accompanying Notes to Consolidated  Financial Statements.

                                                      ZYCAD CORPORATION
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                 Years Ended December 31,
(IN THOUSANDS)                                                                  1996        1995          1994
---------------------------------------------------------------------------------------------------------------
Operating activities
  Net income (loss)                                                        $  (21,376)    $  1,957   $  (9,748)
  Reconciliation to net cash provided by (used in) operating activities
    Depreciation and amortization                                               4,307        4,732       4,431
    Subordinated convertible debt interest capitalized                          2,773            -           -
    Asset write-downs and staff reductions                                          -          233       4,422
    Loss on disposition of property and equipment                                   -          226         326
    Sales under capital leases                                                 (1,420)        (854)       (885)
    Collections under capital leases                                              459          209         285
    Changes in assets and liabilities
      Accounts receivable                                                         724          845      (2,912)
      Inventories                                                                (876)        (840)        220
      Other assets                                                                (90)         382          83
      Accounts payable and accrued expenses                                     3,174         (966)        978
      Deferred revenues                                                          (292)        (527)        751
                                                                           ----------     --------   ---------
         Net cash provided by (used in) in operating activities               (12,617)       5,397      (2,049)
                                                                           ----------     --------   ---------
Investing activities
  Property and equipment purchases, net                                        (1,773)      (1,775)     (3,770)
  Capitalized software                                                         (1,698)      (1,683)     (3,492)
  Collection of notes receivable                                                    -        1,500           -
                                                                           ----------     --------   ---------
         Net cash used in investing activities                                 (3,471)      (1,958)     (7,262)
                                                                           ----------     --------   ---------
Financing activities
  Proceeds from issuance of convertible debenture notes, net                   10,000            -           -
  Proceeds from sales of common stock                                             724        1,170       3,480
  Bank financing, net                                                           3,203       (2,897)      2,897
  Lease receivables sold with recourse                                              -            -         612
  Borrowings under debt obligations                                               882          217       1,985
  Repayments of debt obligations                                                 (930)      (1,084)       (585)
                                                                           ----------     --------   ---------
         Net cash provided by (used in) financing activities                   13,879       (2,594)      8,389
                                                                           ----------     --------   ---------

Effect of exchange rate changes on cash and cash equivalents                      190           16          (7)
                                                                           ----------     --------   ---------

Net change in cash and cash equivalents                                        (2,019)         861        (929)

Cash and cash equivalents, beginning of year                                    3,722        2,861       3,790
                                                                           ----------     --------   ---------
Cash and cash equivalents, end of year                                       $  1,703     $  3,722   $   2,861
                                                                           ----------     --------   ---------
                                                                           ----------     --------   ---------

Supplemental disclosure of cash flow information
  Noncash activities
    Common stock exchanges for convertible debentures                        $  5,431      $     -    $     -
    Common stock issued for the acquisition of all the
      outstanding shares of Attest Software, Inc.                            $  2,140      $     -    $     -
    Promissory notes issued in exchange for reduction of
      accounts payable                                                       $    901      $     -    $     -
    Equipment acquired under capital leases                                  $    490      $   229    $  1,125
  Cash activities
    Cash paid during the year for interest                                   $    471      $   562    $    385


SEE ACCOMPANYING NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS.

                                ZYCAD CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS
Zycad Corporation (the Company), based in Fremont, California, designs, manufactures, markets and services high-performance, simulation acceleration technology and related software that address the issues associated with the design verification of complex integrated circuits (ICs), application specific integrated circuits (ASICs) and electronic systems as well as high density reprogrammable ASIC technology (ProASIC). The Company also provides system engineering services and custom solutions to military, aerospace and commercial companies, primarily in the U.S., Asia and Europe.

The Company incurred a loss of $21,376,000 in 1996 and had a working capital deficit of $1,240,000 as of year end. Management's plan to sustain operations in 1997 includes obtaining additional financing and the sale of certain Company assets. This plan was implemented in early 1997 and has resulted in the completion of two financing agreements and one asset sale agreement (see Note
2 and Note 11).

PRINCIPLES OF CONSOLIDATION AND PRESENTATION
The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The functional currency of the Company's foreign subsidiaries is the local currency.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS
Cash and cash equivalents consist of cash on deposit with banks and money market instruments with original maturities of three months or less.

SHORT-TERM INVESTMENTS
Short-Term investments consist of Certificates of Deposit, stated at cost plus accrued interest, which approximates market.

CONCENTRATION OF CREDIT RISK
Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company invests only in high credit quality short-term debt investments and limits the amount of credit exposure to any one entity. The majority of the Company's trade accounts receivable are derived from sales to manufacturers in the semiconductor, computer, military and aerospace industries. The Company performs ongoing credit evaluations of its customers financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company maintains reserves for potential credit losses.

INVENTORIES
Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market.

PROPERTY AND EQUIPMENT
Property and equipment is stated at cost. Equipment acquired under capital lease obligations is stated at the lower of fair value or the present value of future minimum lease payments at the inception of the lease. Depreciation and amortization is provided over the estimated useful lives of the assets or over the life of the lease, as applicable, using the straight-line method. Field spares are amortized over the estimated life of the related product.

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of this standard had no effect on the Company's financial condition or results of operations.

CAPITALIZED SOFTWARE
The Company capitalizes software development costs in accordance with Statement of Financial Accounting Standards No. 86 (SFAS No. 86), "Accounting for the Costs of Computer Software to be Sold, Leased or otherwise Marketed". Amortization of capitalized software development costs begins upon initial product shipment. Software development costs are amortized (a) over the estimated life of the related product, generally thirty-six months, using the straight-line method, or (b) based on the ratio of current revenues from the related products to total estimated revenues for such products, whichever is greater.

STOCK-BASED COMPENSATION
The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25 (APB No. 25), "Accounting for Stock Issued to Employees". The Company has presented the pro forma disclosures of compensation expense under the fair value provisions of the recently issued Statement of Financial Accounting Standards No. 123 (SFAS No.
123), "Accounting for Stock-Based Compensation" in Note 10.

REVENUE RECOGNITION
The Company generally recognizes product revenues at the time of shipment, but may delay revenue recognition until products are installed or accepted, depending on the particular product and contract terms. Design and verification service revenues are recognized as the services are performed. Revenues from the sale of maintenance contracts are recognized over the term of the respective contract.

INCOME TAXES
The Company follows Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes," which requires an asset and liability approach to account for income taxes and requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities and net operating loss and tax credit carryforwards.

NET INCOME (LOSS) PER SHARE
Net income (loss) per share is computed using the weighted average number of common shares outstanding during each period including dilutive common share equivalents, which consist of common stock options and warrants. Net loss per share is computed using the weighted average number of common shares outstanding. Common share equivalents are not included in the net loss per share calculation because the effect would be anti-dilutive.

RECLASSIFICATION
Certain previously reported amounts in the 1995 and 1994 consolidated financial statements and notes have been reclassified to conform with the 1996 presentation.


NOTE 2:  CERTAIN TRANSACTIONS

JOINT VENTURE
The Company's financial statements include the activities related to the distribution of third-party owned technology, DOORS, for the years ended December 31, as follows (in thousands):

                                 1995        1994
                              --------   --------
Service revenues              $  5,400   $  2,100
Cost of service revenues         1,700        600
                              --------   --------
Gross profit                     3,700      1,500
Sales and marketing expenses     2,100        600
                              --------   --------
Operating income              $  1,600   $    900
                              --------   --------
                              --------   --------

The net assets related to the DOORS activities are not material. In January 1996, the Company and Quality Systems Software, Ltd. (QSS Ltd.), a U.K. company and owner of the DOORS technology, established a joint venture, QSS Inc., to continue the distribution operations of the DOORS technology and other products in the North American market.

During 1996, the Company reported its 40% ownership of QSS Inc. on a non-consolidated, one-line equity basis rather than in the detail as shown above, for 1995 and 1994. For the year ended December 31, 1996, the 40% equity share of the joint venture profit was $160,000 (included in Other Income). In January 1997, QSS Inc. was restructured so that QSS Ltd. became a subsidiary of QSS Inc. The Company's ownership as a result of the QSS Inc. restructuring became 22% (see Note 11 concerning the subsequent sale of the Company's interest).

COMPANY STOCK TRANSACTION
On March 14, 1994 the Company raised $3,100,000 of cash, net of broker fees and discounts through the sale of 1,500,000 shares of its Common Stock including all of its treasury shares. These shares were sold to foreign investors under the provisions of Regulation S of the Securities Act of 1933, as amended (the Securities Act).

NOTE 3:  PURCHASED TECHNOLOGY

In June 1996, the Company acquired Attest Software, Inc. (Attest), located in Santa Clara, California, in exchange for approximately 387,000 shares of the Company's Common Stock, valued at approximately $2,140,000, for all the outstanding Common Stock of Attest. This transaction was accounted for as a purchase; accordingly, the operations of Attest have been included in the consolidated results of the Company since the day of acquisition. The operating results of Attest prior to the acquisition were not significant. As part of this transaction, the technology purchased, used for fault simulation and automatic test pattern generation (ATPG) tools, was valued at $2,055,000 which is being amortized over seven years. Accumulated amortization was $165,000 at December 31, 1996.

In September 1993, the Company acquired Integrated Circuit Applications, Ltd.
(InCA), located in Ascot, United Kingdom for $450,000 cash and 460,000 shares of the Company's Common Stock valued at approximately $1,322,000. This transaction was accounted for as a purchase; accordingly, the operations of InCA have been included in the Consolidated Results of the Company since the date of acquisition. The operating results of InCA prior to the acquisition were not significant.. As part of this transaction the technology purchased was valued at $1,692,000 which is being amortized over seven years. Accumulated amortization was $806,000, $564,000 and $322,000 at December 31, 1996, 1995 and
1994, respectively. The technology is utilized in the rapid prototyping and emulation product markets and has been incorporated into the GateField Programmable ASICs technology.

NOTE 4: ASSET WRITE-DOWNS AND STAFF REDUCTIONS

During fourth quarter 1994, the Company recorded $6,800,000 of expenses, of which $5,300,000 related to discontinuing its Paradigm ViP product line. The remaining $1,500,000 was primarily related to various asset write-downs and staff reductions. Details of the write-off are as follows (in thousands):

NON-CASH ASSET WRITE-DOWNS
 ViP inventory                                $    750
 ViP related capital equipment,
  including demos and spares                       500
 Capitalized ViP software                        2,872
 Other assets                                      300
                                              --------
                                                 4,422

CHARGES RELATING TO CASH OUTFLOWS
 ViP inventory purchase commitments                870
 Vacated facilities ($200 long-term)               300
 Severance and other staff reduction costs         908
 Other                                             300
                                              --------
  Total                                       $  6,800
                                              --------
                                              --------

NOTE 5:  BANK FINANCING AND LONG-TERM DEBT

BANK BORROWINGS
The Company has a $3,125,000 factoring agreement which bears an interest rate of 1.5% per month and certain administrative fees, that expires in October 1997. Under the factoring agreement, the Company can sell up to 80% of any receivable listed on an invoice and the buyer may exercise its sole discretion in approving the credit of each Account Debtor before buying any receivable. At December 31, 1996, the balance outstanding under this factoring agreement was $1,840,000. Additionally, the Company's Japan subsidiary has promissory notes discounted with banks in the amount of $1,363,000 that have been classified as bank borrowings in accordance with Statement of Financial Accounting Standards No. 77 (SFAS No. 77), "Reporting by Transferors for Transfers of Receivables with Recourse."

TERM LOANS
In 1995 and 1996, the Company entered into long-term loan agreements totalling $2,179,000 that bear interest rates of 10.66% to 15.33% and mature over 36 months. These loans are secured by specific capital assets. At December 31, 1996, the balance outstanding under these loans was $810,000, with $644,000 due in 1997 and $246,000 in 1998. In 1996, the Company obtained promissory notes totalling $901,000 from key vendors that bear interest rates from 12% to 18%. These notes are payable in the first nine months of 1997.

SUBORDINATED CONVERTIBLE DEBENTURE NOTES
In May 1996, the Company sold a total of $10,000,000 of subordinated convertible debenture notes (the Notes) to institutional investors as part of a private placement. The Notes accrue interest at an annual rate of 6%, beginning on the date of issue, with the principal due and payable three years from the date of issue if and to the extent that the Notes are not previously converted. The Notes are convertible at the option of the noteholders (subject to the maximum share limitations set forth below) into Common Stock at a price equal to 80% to 85% of the average closing bid price for the Common Stock on the Nasdaq National Market for the five trading days prior to the date of conversion. In addition, the investors received warrants to purchase up to 100,000 additional shares of the Company's stock at $10.00 per share, subject to certain conditions.

The conversion of the Notes at 80% to 85% of the average closing bid price of the Company's Common Stock results in the Notes being issued at a 15% to 20% discount (the Conversion Discount). The Conversion Discount is being recognized by the Company as non-cash interest expense from the date of issuance through the date the security is most favorably convertible to the noteholders, with a corresponding increase to the original principal amount of the Notes. Upon conversion of the Notes, any portion of the Conversion Discount not previously recognized is recorded as interest expense on that date. In addition, the stated 6% annual interest is being recognized ratably over the term of the Notes. During the year ended December 31, 1996, a total of $2,836,000 was recorded as interest expense relating to the Notes, including $2,500,000 relating to the Conversion Discount.

The $10,000,000 original principal amount of the Notes is convertible up to the maximum number of shares of the Company's Common Stock legally available therefor, with each individual Note limited to a pro-rata amount of such number of shares. To the extent that the debentures are still outstanding after 180 days, the Company is obligated to issue a 2 1/2 year warrant to purchase 10,000 shares of Zycad Common Stock at an exercise price of $10 per share for each $1,000,000 of debentures outstanding to a maximum of 100,000 shares (pro-rated for each part $1,000,000). The warrants are redeemable by the Company for $0.01 for each 10,000 share warrant if the Zycad stock price is above $12. The Company issued 59,500 warrants in 1996. No value was assigned to the warrants as the value was deemed to be nominal. During 1996, an aggregate of $5,431,000 ($4,300,000 of the original principal of the Notes and $1,131,000 of accrued interest) had been converted into 2,691,000 shares of Common Stock. At December 31, 1996, the $7,342,000 outstanding balance of the Notes consisted of $5,700,000 of the original principal amount of the Notes and $1,642,000 of accrued interest. At December 31, 1996 approximately 3,179,000 shares of Common Stock had been reserved for conversion of the remaining debentures.

In the event that the shares of Common Stock underlying a particular Note cannot be issued upon request for conversion due to the above referenced maximum share limitations, the Company is immediately obligated to repay the original principal of that portion of the Note which is presented for conversion which cannot be converted plus a premium equal to 2%, starting on the 31st day and each 30-day period thereafter, of such principal plus any accrued and unpaid interest.

The debenture agreement specifies certain events of default, upon which the debentures would become immediately payable, including a delisting of the Company's Common Stock from the Nasdaq Stock Market. At December 31, 1996, the Company was not in compliance with the requirement of the Nasdaq National Market (a distinct tier of the Nasdaq Stock Market) to maintain minimum net tangible assets (as defined) of $4,000,000. A hearing is scheduled for April 23, 1997 for Nasdaq to consider the Company's plans to come into compliance with such requirement. The Company believes that if its stock were delisted from the Nasdaq National Market, it would be eligible for listing in the Nasdaq SmallCap Market, which is another tier of the Nasdaq Stock Market, and, accordingly, believes it would remain in compliance with the debenture requirement to trade on the Nasdaq Stock Market.

Based on the conversion of $3,970,000 of subordinated convertible debenture notes and accrued interest to common stock in the first quarter of 1997 and $256,000 in the second quarter, through April 14, 1997, and the agreement to sell its interest in QSS, all as discussed in Note 11, and its projected results for 1997, the Company believes it will remain listed on Nasdaq in 1997 and, accordingly, not cause an event of default with its debenture agreement; however, no assurance can be given.

NOTE 6:  LEASES AND COMMITMENTS

The Company leases its facilities and other equipment under operating lease agreements which expire at various dates through 2002. The Company also leases certain manufacturing equipment under capital leases which expire in 1999. Approximate future minimum lease payments under these leases are as follows (in thousands):


                                            Capital  Operating
Year                                         Leases     Leases
--------------------------------------------------------------
1997                                       $  537   $  1,896
1998                                          441        965
1999                                           48        434
2000                                            -          7
2001                                            -          2
Thereafter                                      -          9
--------------------------------------------------------------
                                            1,026   $  3,313
                                                    ---------
                                                    ---------
Less amount representing
 imputed interest                            142
                                          ------
                                             884
Less current portion                         412
                                          ------
                                          $  472
                                          ------
                                          ------


Total operating lease expense was approximately $1,954,000 in 1996, $1,638,000 in 1995 and $2,143,000 in 1994. Accumulated depreciation of equipment under capital leases totalled $561,000 and $297,000 at December 31, 1996 and 1995, respectively. Depreciation expense on equipment under capital leases was $264,000 in 1996, $204,000 in 1995 and $93,000 in 1994.

The Company leases office facilities under operating leases. Rent expense of $1,732,000, $1,602,000 and $2,248,000 was incurred in 1996, 1995, and 1994, respectively. During 1994, the Company sold $612,000 of its lease receivables to certain finance companies. At December 31, 1996, the Company remains contingently liable in the event of uncollectability for $128,000 to these finance companies. During 1993, the Company entered into a joint development agreement with a European company under which the Company agreed to spend approximately $2.5 million over three years. At December 31, 1996, approximately $185,000 remained under this obligation.


NOTE 7:  SELECTED BALANCE SHEET INFORMATION

Selected Balance Sheet information is summarized as follows (in thousands):


December 31,                                                  1996       1995
------------------------------------------------------------------------------
Accounts receivable
 Accounts receivable                                       $ 12,344   $ 12,111
 Current portion lease receivables                            1,081        308
 Less allowance for doubtful
  accounts                                                   (1,337)      (296)
                                                           --------   --------
                                                           $ 12,088   $ 12,123
                                                           --------   --------
Inventories
 Raw materials and supplies                                $  2,045   $  1,035
 Finished goods                                                 619        753
                                                           --------   --------
                                                           $  2,664   $  1,788
                                                           --------   --------

Property and equipment
 Engineering, manufacturing, and
   general office equipment                                $ 18,842   $ 19,131
 Leasehold improvements                                       1,559      1,525
 Equipment under capital lease                                1,714      1,208
                                                           --------   --------
                                                             22,115     21,864
 Less accumulated depreciation
   and amortization                                         (17,014)   (16,266)
                                                           --------   --------
                                                           $  5,101   $  5,598
                                                           --------   --------

Other Long-Term Assets
 Capitalized software                                      $  6,208   $  4,510
 Accumulated amortization                                    (2,799)    (1,649)
                                                           --------   --------
                                                              3,409      2,861
 Long-term portion of
   employee loans                                                25        100
 Long-term portion of
   lease receivables                                            348        323
 Other assets                                                   357        347
                                                           --------   --------
                                                           $  4,139   $  3,631
                                                           --------   --------

Accrued expenses
 Salaries and commissions                                  $  1,771   $  1,416
 Warranty expense                                               550        220
 Other accrued expenses                                       3,024      2,319
                                                           --------   --------
                                                           $  5,345   $  3,955
                                                           --------   --------

NOTE 8:  INCOME TAXES

The provision (benefit) for income taxes reconciles to the amount computed by applying the statutory federal rate to income or loss before taxes as follows (in thousands):

                                                      Years Ended December 31,
                                                 -----------------------------
                                                      1996      1995      1994
                                                 ---------  -------- ---------
Provision (benefit) at
 statutory rate                                  $  (7,482) $    757 $  (3,388)
Foreign losses not
 currently utilizable                                  217        21        91
Foreign income taxed
 at different rates                                      -         -        67
Increase (decrease) in
 valuation allowance
 for reversing temporary
 differences                                             -    (1,056)        -
Domestic losses not
 currently utilizable                                6,986       164     3,108
Other                                                  279       114       122
                                                 ---------  -------- ---------
                                                 $       -  $      - $      -
                                                 ---------  -------- ---------


The Company was not required to pay income taxes in 1996, 1995 or 1994 due to its net operating loss carryforwards.

Significant components of the Company's deferred tax asset are as follows:

                                                             December 31,
                                                            1996        1995
                                                        ---------   ---------
Deferred tax asset
  Net operating loss
     carryforwards                                      $  18,112   $  10,540
  Tax credit carryforwards                                  3,114       3,036
  Capitalized software and
     other research and
     development                                             (933)       (682)
  Tax basis depreciation                                    1,411       1,330
  Accruals and reserves
     recognized in
     different periods                                      2,340       1,058
  Other                                                        80          38
  Valuation allowance                                     (24,124)    (15,320)
                                                        ---------   ---------
                                                        $       -   $       -
                                                        ---------   ---------

The valuation allowance was established due to uncertainty regarding the utilization of the net operating loss carryforwards. The net change in valuation allowance was an increase of $8,804,000, a decrease of $991,000 and an increase of $4,365,000 in 1996, 1995 and 1994, respectively.

Net pretax foreign income (losses) were ($620,000), $185,000 and $(261,000) in 1996, 1995 and 1994, respectively. The Company intends to indefinitely reinvest the unremitted earnings of its foreign subsidiaries. The Company has net operating loss carryforwards of approximately $46,300,000 for federal tax purposes that will begin to expire in 2005. State operating loss carryforwards expires as follows: $5,000,000 in 1997, $335,000 in 1998, $30,000 in 1999,
$90,000 in 2000 and $10,710,000 in the year 2001. The Company's tax credit carryforwards of $2,800,000 and $378,000 available to reduce future federal and California income taxes, respectively. These credits will expire beginning in 1999. The Company also has foreign net operating loss carryforwards of approximately $3,500,000 which may be used to offset future foreign taxable income.

The Tax Reform Act of 1986 and California Conformity Act of 1987 impose substantial restrictions on the utilization of net operating losses and tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue Code. If there should be such a change, the Company's ability to utilize the stated carryforwards could be significantly limited.


NOTE 9:  GEOGRAPHIC SEGMENT INFORMATION

Information concerning the Company's operations by geographic area is as follows:

Net revenues to unaffiliated customers by geographic region (in thousands):

                                   1996        1995       1994
                               ---------   ---------  ---------
United States                  $  25,396   $  42,107  $  39,271
Europe                             2,307       4,355      5,196
Japan                              5,874       4,655      5,584
                               ---------   ---------  ---------
                               $  33,577   $  51,117  $  50,051
                               ---------   ---------  ---------

The amounts reported for Europe and Japan reflect amounts sold by foreign subsidiaries. Included in the domestic revenue amounts are sales directly to Japan and other Asian countries amounting to $2,116,000 in 1996, $6,100,000 in 1995 and $2,200,000 in 1994. Outside the United States, the Company operates three subsidiaries in Europe, one subsidiary in Japan and also supports a branch office in Taiwan. For the years ended December 31, 1996, 1995 and 1994, export sales (including sales by foreign subsidiaries), principally to Europe and Japan, comprised approximately 31%, 30% and 26% of consolidated revenues, respectively. During 1996, 1995 and 1994, one customer accounted for 10%, 17% and 14% of consolidated revenues, respectively.

Operating results and identifiable assets by geographic location are as follows (in thousands):


                                    1996        1995        1994
                               ---------   ---------  ----------
Operating income (loss)
  United States               $  (17,338)  $   2,836   $  (9,235)
  Europe                            (861)       (383)       (606)
  Japan                             (236)         97         330
                               ---------   ---------  ----------
                              $  (18,435)  $   2,550   $  (9,511)
                               ---------   ---------  ----------

                                    1996        1995        1994
                               ---------   ---------  ----------
Identifiable assets
  United States                $  25,324   $  25,040   $  24,120
  Europe                           2,171       2,785       3,108
  Japan                            2,032       2,155       2,597
                               ---------   ---------  ----------
                               $  29,527   $  29,980   $  29,825
                               ---------   ---------  ----------

NOTE 10: STOCKHOLDERS' EQUITY

PREFERRED STOCK
The Company's Articles of Incorporation were duly amended by a proposal by the Board of Directors November 1, 1996 and by vote of the stockholders at a special meeting on December 5, 1996, to authorize the issuance of 2,000,000 shares of undesignated Preferred Stock at $0.10 par value. There were no outstanding shares of Preferred Stock at December 31, 1996.

COMMON STOCK
The Company's Articles of Incorporation were duly amended by a proposal by the Board of Directors November 1, 1996 and by vote of the stockholders at a special meeting on December 5, 1996, to increase the Company's Common Stock by 10,000,000 shares from 30,000,000 to 40,000,000 shares of Common Stock authorized at $0.10 par value. At December 31, 1996 there were 23,226,444 shares of the Company's Common Stock outstanding.

STOCK COMPENSATION PLANS
Under the Company's stock option plans, options to purchase shares of Common Stock may be granted to employees and directors at not less than the fair market value on the effective date of the grant, as determined by the Board of Directors. Dependent on the plan, options typically vest at specified intervals over a three to four year period, and expire eight to ten years after the grant date. In the event of termination, the Company has the right to cancel any vested options not exercised within 90 days of the termination. Cancelled options are returned to the options plans and are available for future grants.

Options granted to officers subsequent to June 22, 1990 provide for acceleration of exercisability in the event of an acquisition of the Company that meets certain defined criteria. The plans also permit the granting of incentive and nonstatutory stock options and stock appreciation rights (SARs). At December 31, 1996, there were no SARs outstanding. In October 1996, the Company's Board of Directors adopted the 1996 Stock Option Plan which was ratified by shareholders in December, 1996. Under this plan, 750,000 shares of the Company's Common Stock were reserved for issuance under this plan. In August 1993, the Company's Board of Directors adopted the 1993 Stock Option Plan which was ratified by shareholders in December 1995. Under this plan, 1,500,000 shares of the Company's Common Stock were reserved for issuance in 1993, and subsequently increased to 3,000,000 in 1995. In September, 1993, the CEO of the Company exercised 900,000 options granted under the 1984 Stock Option Plan for a $900,000 secured promissory note which was paid in 1995.

During 1995 stockholders approved a Non-Employee Directors' stock option plan, whereby 200,000 additional shares have been reserved for issuance to outside directors. No options have been issued under this plan.

In October 1996, the Company agreed to exchange outstanding options to purchase the Company's Common Stock held by all employees for an equal number of options with an exercise price of $1.63, the then-current fair market value of the Company's Common Stock. In return, participating employees who chose to exchange their options agreed to accept stock options which will vest on a quarterly basis upon achievement of certain management goals to be established quarterly for each such employee, or in any event, in October 2000, should the employee still be employed by the Company. Options covering a total of 1,040,100 shares were exchanged under this program. The effect of such exchange reduced the weighted average exercise price of the outstanding options from $3.24 to $1.90 per share. The effect of the exchange has been included in the accompanying table as options granted and cancelled.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, which establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for an employee stock option of similar equity instrument. Under these method, compensation costs are measured at the grant date based on the value of the award and are recognized over the service period, which is the vesting period.

The Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25 and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock option plans (see Note 1). Had compensation cost for the Company's various stock option plans been determined consistent with SFAS No. 123, the Company's net income or loss and net income or loss per share would have been changed to the pro forma amounts indicated below (in thousands, except net income or loss per share amounts):

                                               December 31,
                                             1996          1995
                                        ----------      --------
Net income (loss)      As reported      $  (21,376)     $  1,957
                       Pro forma        $  (22,280)     $  1,793

Net income (loss)      As reported      $    (1.03)     $   0.09
     per share         Pro forma        $    (1.08)     $   0.08


The fair value of each option grant is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996 and 1995, respectively; expected volatility of 90% for 1996 and 84% for 1995, risk-free interest rates of 6.07% and 6.16% for 1996 and 1995, respectively, and expected lives of 3.5 years from the grant date for both 1996 and 1995.

Options under the employee stock option plans have been granted, exercised and cancelled as follows:

                                                 Options Outstanding
                                                -----------------------
                                                              Weighted-
                                      Shares                   average
                                     Available                 exercise
                                     for Grant     Shares       price
                                  -------------------------------------

Balance,
December 31, 1993                     839,645    2,897,917   $  1.849
Granted                              (438,000)     438,000      2.644
Exercised                                   -     (195,974)     1.074
Cancelled                             516,005     (741,620)     2.463
                                  -------------------------------------

Balance,
December 31, 1994                     917,650    2,398,323      1.868
Additional shares
     authorized                     1,500,000            -        -
Granted                            (1,538,826)   1,538,826      4.347
Exercised                                   -     (634,983)     1.472
Cancelled                             221,190     (428,262)     2.060
                                  -------------------------------------

Balance,
December 31, 1995                   1,100,014    2,873,904      3.254
Additional shares
     authorized                       750,000            -        -
Granted                            (2,311,120)   2,311,120      2.353
Exercised                                   -     (369,877)     1.531
Cancelled                           1,517,026   (1,517,026)     5.286
                                  -------------------------------------

Balance,
December 31, 1996                   1,055,920    3,298,121   $  1.881
                                  -------------------------------------


The weighted average per share fair value of the stock options granted in 1996 and 1995 was $2.35 and $4.35, respectively. At December 31, 1996, 1995 and 1994, outstanding options under the employees stock option plans were exercisable for 1,065,835, 1,067,024 and 1,349,321 shares respectively. All outstanding options are nonqualified options.

The following tables summarize information about stock options outstanding at December 31, 1996:

                                          Options Outstanding
                           ----------------------------------------------
                                               Weighted-avg
    Exercise Price               Number          Remaining   Weighted-avg
 -----------------            Outstanding       Contractual    Exercise
    From        To            at 12/31/96          Life         Price
 ------------------------------------------------------------------------
 $  0.75    $  1.00              624,735           4.02      $  0.998
 $  1.31    $  1.50                9,000           8.30         1.339
 $  1.56    $  2.06            2,228,932           8.10         1.713
 $  2.38    $  3.50              220,446           5.55         2.781
 $  3.63    $  5.31              118,508           6.98         4.436
 $  6.00    $  8.06               96,500           7.01         6.711
 ------------------------------------------------------------------------
 $  0.75    $  8.06            3,298,121           6.88      $  1.881
 ------------------------------------------------------------------------


                                    Options Exercisable
                           ---------------------------------
  Exercise Price                Number        Weighted-avg
 ------------------           Outstanding       Exercise
  From           To          at 12/31/96          Price
 -----------------------------------------------------------
 $  0.75    $  1.00              474,151      $  0.998
 $  1.31    $  1.50                7,666         1.321
 $  1.56    $  2.06              378,895         2.037
 $  2.38    $  3.50              167,306         2.803
 $  3.63    $  5.31               21,942         3.638
 $  6.00    $  8.06               15,875         6.820
 -----------------------------------------------------------
 $  0.75    $  8.06            1,065,835      $  1.794
 -----------------------------------------------------------


EMPLOYEE STOCK PURCHASE PLAN
Through the Company's Employee Stock Purchase Plan, eligible employees of the Company may purchase Common Stock at the fair market value of the stock at the beginning or end of each offering period (calendar quarters), whichever is lower. Each participant may contribute from 3% to 10% of total compensation, up to a limit of $25,000 annually. Additionally, each participant is prohibited from owning more than 5% of the Company's Common Stock. In December 1995, 200,000 shares of Common Stock were made available for purchase under this plan, of which 25,913 shares were issued at December 31, 1996, for prices ranging from $1.72 per share to $5.25 per share and an average price of $2.98 per share. At December 31, 1996, 174,087 shares were reserved for future issuance under the Purchase Plan. The fair value of the 1996 awards was not considered significant.

EMPLOYEE 401(k) PLAN
Through the Company's elective 401(k) savings plan, eligible U.S. employees of the Company may contribute up to 20% of their pre-tax earnings, subject to current IRS restrictions. Under the plan, the Company may make discretionary matching contributions up to 25% up to the first 10% of an employee's contributions. The participants vest in the Company's contribution over five years. Company contributions to this plan were $200,000 in 1996, $198,000 in 1995 and $256,000 in 1994.

WARRANTS
At December 31, 1996, total warrants outstanding were 194,500. Purchase price of the securities subject to these warrants range from $1.00 to $10.00 and they expire at various dates through February 2000.

During 1996, 59,500 warrants were issued relating to the subordinated convertible debenture note. No warrants were exercised or cancelled in 1996.

In 1995, warrants for 53,860 shares were exercised and warrants for 32,058 issued in prior years were cancelled. During 1994, warrants for 50,000 shares were issued to Dr. Fiebiger, who was elected to the Board of Directors in 1994, at an exercise price of $3.63. Warrants for an additional 5,918 shares were given in lieu of cash to Dr. Fiebiger for consulting services valued at $16,800. The exercise price for these warrants is $0. During 1993, 50,000 warrants issued to a Director were exercised at an exercise price of $1.00 and 30,000 warrants each were issued to two Directors at an exercise price of $2.06.


NOTE 11: SUBSEQUENT EVENTS

BANK LINE OF CREDIT
On January 6, 1997 the Company obtained a $5,000,000 revolving credit facility that bears interest at the bank's prime rate (currently 8.25%) plus 2.25%, which expires on January 31, 1999. The line of credit agreement is secured by substantially all of the Company's assets. Under the agreement, the Company is required to meet certain financial covenants involving capital spending levels and debt ratio, and may not declare or make any cash or stock dividends.

1996 SUBORDINATED CONVERTIBLE DEBENTURE NOTES
During the first quarter of 1997, an aggregate of $3,970,000 ($3,150,000 of the original principal of the Notes and $820,000 of accrued interest) has been converted into 2,158,195 shares of the Company's Common Stock. During the first fourteen days of the second quarter of 1997, an aggregate of $256,000 ($200,000 of the original principal of the Notes and $56,000 of accrued interest) has been converted into 170,502 shares of the Company's Common Stock.


1997 SUBORDINATED CONVERTIBLE DEBENTURE NOTES
On February 13, 1997, the Company completed a $5,000,000 private placement financing agreement with investors, whereby the Company issued 6% subordinated convertible debenture notes, which can be converted into shares of the Company's Common Stock to be registered under Regulation D of the Securities Act of 1933. The Company received $3,500,000 of the convertible subordinated debenture in February 1997 and will receive the remaining $1,500,000 upon registration of additional shares of the Company's Common Stock upon the effective filing of an S-3 Registration Statement under the Securities Act of 1933. Conversion rights on these debentures may be exercised at various dates, beginning on May 16, 1997, at discounts that range from 15% to 20% below the market price at the date of conversion. The amortized discount expense will be $1,250,000 and will be expensed over the first 180 days upon receipt of the cash. In addition, the investors received warrants to purchase up to 500,000 additional shares of the Company's Common Stock at $2.25 per share, subject to certain conditions.
The debenture agreement specifies certain events of default, upon which the debentures would become immediately payable, including a delisting of the Company's Common Stock from the Nasdaq Stock Market (see Note 5).


QSS INC.
On April 14, 1997, the Company signed an agreement to sell its ownership in QSS Inc., a joint venture established with QSS Ltd., for $3,500,000 cash. Closing is anticipated by April 30, 1997 (see Note 2).

                                ZYCAD CORPORATION
                          INDEPENDENT AUDITORS' REPORT


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
ZYCAD CORPORATION

We have audited the accompanying consolidated balance sheets of Zycad Corporation and its subsidiaries at December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Zycad Corporation and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 5 to the Consolidated Financial Statements, the Company is required to continue trading on Nasdaq to comply with its debenture agreements. The Company is in discussions with Nasdaq concernings its eligibility to continue trading on the exchange. The outcome of this matter is uncertain, which raises substantial doubt about the Company's ability to remain in compliance with its debt agreements and continue as a going concern. Management's views concerning this matter are also described in Note 5. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ DELOITTE & TOUCHE LLP

San Jose, California
March 11, 1997 (April 14, 1997 as to the last paragraph of Note 5 and as to Note 11)

                                ZYCAD CORPORATION
                              CORPORATE INFORMATION

 CORPORATE OFFICERS

 Phillips W. Smith
 President and Chief Executive Officer

 Stephen A. Flory
 Vice President and Chief Financial Officer

 Douglas E. Klint
 Vice President, General Counsel
 and Corporate Secretary

 Horst G. Sandfort
 President, GateField Division

 ADMINISTRATIVE AND DIVISIONAL
 OFFICERS

 Martin J. Baynes
 VP Engineering
 Accelerator Division

 James J. Ensell
 VP Sales, East/Europe, GateField Division

 Charlie Parr
 VP Sales, GateField Division

 Reg Simpson
 VP Manufacturing, GateField Division

 Timothy Saxe
 VP Engineering
 GateField Division

 Vince Calandra
 VP Sales, Eastern Region and Europe

 John R. Walsh
 VP Operations
 Verification Division

 Mike Gianfagna
 VP Sales, Western Region and Asia Pacific

 Makoto Yamada
 Managing Director
 Zycad Japan, K.K.

 Peter Feist
 VP Business Development
 GateField Division

 Richard Freeman
 VP General Manager
 GateField Division

 INDEPENDENT AUDITORS

 Deloitte & Touche LLP
 San Jose, California

 LEGAL COUNSEL

 Wilson, Sonsini, Goodrich & Rosati
 Palo Alto, California

 TRANSFER AGENT & REGISTRAR

 The Bank of Boston
 Boston, Massachusetts

 DIRECTORS

 Phillips W. Smith
 President and Chief Executive Officer
 Zycad Corporation

 James R. Fiebiger
 Industry Consultant, Chairman & Managing Director
 Thunderbird Technology, Inc.

 Benjamin Huberman
 President
 Huberman Consulting Group

 Horst G. Sandfort
 President, GateField Division

 AUDIT COMMITTEE AND
 COMPENSATION COMMITTEE

 James R. Fiebiger
 Benjamin Huberman

 ANNUAL MEETING OF STOCKHOLDERS

 The annual meeting of stockholders will be held at Zycad's corporate office, 47100 Bayside Parkway, Fremont, California 94538, on Wednesday, August 27, 1997, at 3:30 P.M. Pacific Daylight Time.

 FORM 10-K

 The Company has filed an annual report with the Securities and Exchange Commission on Form 10-K. Stockholders may obtain a copy of this report, without charge, by writing:

     Zycad Corporation
     Attention:  Investor Relations
     47100 Bayside Parkway
     Fremont, CA   94538-9942

     Email:  info@zycad.com
     Internet:  http://www.zycad.com

STOCK LISTING

The Company's Common Stock is traded in the over-the-counter market under the Nasdaq National Market symbol ZCAD (see Note 5 of Notes to the Consolidated Financial Statements). The following table sets forth the range of high and low trading prices during each quarter for the two years ended December 31, 1996:

                          High          Low
--------------------------------------------
1996
First Quarter          $  9.13       $  4.88
Second Quarter         $  8.88       $  4.63
Third Quarter          $  6.13       $  3.44
Fourth Quarter         $  3.63       $  1.56
--------------------------------------------

1995
First Quarter          $  1.94       $  0.94
Second Quarter         $  4.31       $  1.31
Third Quarter          $ 10.75       $  3.25
Fourth Quarter         $ 10.13       $  5.38
--------------------------------------------

The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain any earnings for use in its business and is currently restricted from declaring or paying and cash or stock dividends. At April 4, 1997, there were 1,269 stockholders of record.