Form 10-K, Exhibit 13
period 1997-12-31
GATEFIELD CORP
filed 1998-04-15
CIK 727621

                                                                   EXHIBIT 13.1

                             GATEFIELD CORPORATION
                               CORPORATE OVERVIEW

    GateField Corporation (the "Company" or "GateField"), designs, develops and markets high density, high performance programmable logic solutions and related development system software. The Company also offers design services including rapid system prototyping, reconfigurable computing, and design conversions for applications using GateField's programmable logic. During 1997 the Company (formerly Zycad Corporation) completed its transition from a provider of high performance verification products to a provider of products based on its ProASIC-TM- technology.

    GateField is the inventor and a leading supplier of flash technology FPGAs (Field Programmable Gate Array), trademarked as programmable ASICs (ProASIC-TM-), that are based on two proprietary technologies: the GateField flash-based switching element and the very fine-grained, gate array like, Sea-of-Tiles-TM- ProASIC architecture. The principal advantage over alternative SRAM based and antifuse programmable devices are smaller chip sizes combined with reprogrammability, non-volatility and the ability to use a standard Electronic Design Automation (EDA) ASIC design flow. The smaller size of the flash based switching element allows GateField to make denser programmable circuits that are smaller, and hence less costly, than circuits of comparable performance and capacity made under comparable design rules using alternative switch technologies. Similarly, the flash-based switch facilitates the design of circuits with a greater number of programming elements, which tends to enhance flexibility and/or performance. In addition, GateField's flash-based ProASIC architecture is better suited for the industry standard EDA high-level design tools generally employed to design higher capacity devices than existing FPGAs. The advantages of GateField's solution will become more evident in higher capacity devices. According to market analyst companies e.g. Dataquest, the demand for higher capacity devices will increase faster than that for programmable logic devices as a whole over the next five years.

    GateField's products are designed to provide high integration and fast time-to-market for electronic equipment manufacturers in the networking, telecommunications, computer, peripheral, industrial control, instrumentation and consumer markets.

    GateField concentrates its business activities in three areas

    - PROGRAMMABLE ASIC PRODUCTS for ASIC prototyping, for functional block ("IP"--Intellectual Property) verification, secure distribution and evaluation as well as for low volume applications.

    - DESIGN SERVICES to provide rapid prototyping solutions and to assist customers' systems designs utilizing GateField's ProAICSs. These help customers to meet time-to-market goals and to optimize product life cycle costs.

    - TECHNOLOGY LICENSING of the Company's ProASIC technology to semiconductor companies to establish this technology as the industry standard for embedded re-programmability and reconfigurability in System Level Integration ICs.

    GateField's corporate office is located in Fremont, California. Sales and support offices are located throughout the United States, Japan and Europe.

                            SELECTED FINANCIAL DATA

                                                                          YEARS ENDED DECEMBER 31,
                                                           -------------------------------------------------------
                                                              1997        1996       1995       1994       1993
                                                           ----------  ----------  ---------  ---------  ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
OPERATING RESULTS:
Revenues (a) (e).........................................  $   15,792  $   33,577  $  51,117  $  50,051  $  41,478
Gross profit.............................................  $    4,889  $   16,569  $  33,624  $  30,094  $  24,769
Operating income (loss)..................................  $  (16,715) $  (18,435) $   2,550  $  (9,511) $  (8,565)
Net income (loss) (b) (c)................................  $  (15,076) $  (21,376) $   1,957  $  (9,748) $  (4,480)
Diluted net income (loss) per share......................  $    (0.50) $    (1.03) $    0.09  $   (0.52) $   (0.26)
Weighted average common shares and common share
 equivalents outstanding.................................      30,303      20,655     20,904     18,598     16,908

YEAR END FINANCIAL DATA:
Working capital (deficit)................................  $      (47) $   (1,240) $   6,741  $   1,621  $   6,030
Total assets (d).........................................  $   11,256  $   29,527  $  28,980  $  29,825  $  28,606
Long-term debt...........................................  $       58  $    8,061  $   1,207  $   1,874  $      81

------------------------

(a) Revenues, net income or loss and net income or loss per share for 1995 and 1994 included amounts related to a technology distributed by GateField and owned by a U.K. Company. Effective January 1, 1996, a joint venture was formed by the two companies. Consequently, specific revenues and costs related to this product will no longer be consolidated in GateField's financial statements (see Note 3 of Notes to Consolidated Financial Statements).

(b) The net loss in 1994 included a charge for asset write-downs and staff reductions of $6,800,000, primarily related to the Company's decision to discontinue selling the Paradigm ViP-TM- (VHDL instruction processor) product.

(c) The net loss in 1993 included $2,900,000 of staff reduction costs and asset write-downs and $3,900,000 of gain related to the sale of another company's common stock.

(d) Total assets included a reduction of the purchase price of Attest Software, Inc. in the quarter ended June 1996 of $345,000 relating to the value ascribed to GateField restricted stock issued to Attest shareholders.

(e) Revenues decreased in 1997 due to the sale of several families (see Note 3 of Notes to Consolidated Financial Statements).

                             GATEFIELD CORPORATION
                     MANAGEMENT'S DISCUSSION AND ANANLYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE DISCUSSION IN THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE STATEMENTS CONTAINED IN THIS REPORT THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED INCLUDING STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DOCUMENT ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "FACTORS AFFECTING FUTURE RESULTS" AS WELL AS THOSE DISCUSSED IN THIS SECTION AND ELSEWHERE IN THIS REPORT, AND THE RISKS DISCUSSED IN THE COMPANY'S SECURITIES AND EXCHANGE COMMISSION FILINGS.

RESULTS OF OPERATIONS

OVERVIEW

    The net loss for 1997 was $15.1 million, compared to net loss in 1996 of $21.4 million. Total revenues for 1997 were $15.8 million, down $17.8 million from $33.6 million in 1996. The reduction in revenue resulted in a decreased gross margin: $4.9 million for 1997 compared to $16.6 million in 1996. The loss in 1997 was primarily due to decreased revenues resulting from the disposition of several product families.

    These dispositions included the sale of the LightSpeed product family on April 15, 1997 for approximately $5.0 million, the sale of the Company's ownership interest in QSS Inc. on May 12, 1997 for $3.5 million, the sale of the Company's XP and PXP hardware fault simulation business on August 21, 1997 for $2.2 million, and the sale of the Company's software fault and test products also on August 21, 1997 for $2.3 million (see Note 3 of Notes to Consolidated Financial Statements).

    Operating expenses decreased by $13.4 million in 1997 to $21.6 million. This decrease was mainly due to the cost-saving measures implemented by the Company and reduced spending levels resulting from the dispositions mentioned above.

REVENUES

    Total revenues decreased 53% to $15.8 million in 1997 from $33.6 million in 1996 and 34% in 1996 from $51.1 million in 1995. Product revenues decreased to $5.4 million in 1997 compared to $18.2 million in 1996, a decrease of 70%. The decrease in product revenues in 1997 as compared to 1996 was primarily attributable to reduced shipments of the Company's accelerator products as well as the disposition of several product lines. Product revenues decreased to $18.2 million in 1996 compared to $28.4 million in 1995, a decrease of 36%. This decrease was primarily due to decreased shipments of the Company's accelerator products and delays in shipments of the next generation LightSpeed accelerator product family.

    Service revenues were $10.4 million, $15.3 million and $22.7 million in 1997, 1996 and 1995, respectively. The decrease in 1997 versus 1996 was attributable to reduced maintenance revenues relating to older generation accelerator products and the transfer of the Company's LightSpeed and XP/PXP maintenance and support business to Zycad TTS on October 31, 1997. The decrease in service revenues from 1996 as compared to 1995 was mainly due to the exclusion (i.e. non-consolidation) of revenue relating to the DOORS technology from revenue amounts in 1996, as well as reduced maintenance revenues related to older generation accelerator products and price reductions related to government contracts (see Note 3 of Notes to Consolidated Financial Statements).

GROSS PROFIT

    Gross profit is affected by many factors, including but not limited to pricing strategies, product mix and increased costs incurred in the introduction of new products. Gross profit was $4.9 million, $16.6 million and $33.6 million in 1997, 1996 and 1995, respectively. Gross profit as a percentage of total revenues was 31%, 49% and 66% for the same years ended December 31, 1997, 1996 and 1995, respectively.

    Gross margin from product revenues was $(1.0) million, or (19)% of product sales in 1997. Gross profit from product revenues in 1996 was $9.8 million, or 54% of product sales compared to $22.0 million, or 77% of product sales in 1995. The decrease in 1997 over 1996 was primarily due to decreased product revenues that are necessary to support fixed overhead expenses during the period. The decrease in 1996 versus 1995, both in dollars and as a percentage of product revenues was primarily due to decreased product revenues as well as certain one-time charges of approximately $1.8 million related to the write down of inventories in 1996. Other factors contributing to the decrease in gross profit in 1996 were product mix and higher discounts offered for older generation products.

    Gross profit from service revenues was $5.9 million, $6.8 million and $11.6 million in 1997, 1996 and 1995, respectively. Gross profit as a percentage of service revenues was 57%, 44% and 51% for the years ended December 31, 1997, 1996 and 1995, respectively. This decrease in gross profit was primarily due to decreased maintenance revenues in 1997 and 1996 and the exclusion of DOORS revenues in 1996, which generally had a higher profit margin.

OPERATING EXPENSES

SALES AND MARKETING

    Sales and marketing expenses were $9.7 million, or 61% of total revenues, $14.3 million, or 43% of total revenues and $16.9 million, or 33% of total revenues in 1997, 1996 and 1995, respectively. In 1997, sales and marketing expenses decreased 33%, or $4.7 million, compared to 1996, primarily due to reduced staffing levels resulting from the dispositions of product lines in 1997, but up as a percent of revenue as a result of efforts to support the introduction of several new products in our ProASIC-TM- product family. The decrease in actual expenses for 1996 compared to 1995 was primarily due to the inclusion of DOORS expenses of $2.1 million in 1995. The increase in sales and marketing expenses as a percentage of total revenues for 1996 as compared to 1995 was attributable to reduced revenues as well as higher marketing expenses in 1996 related to the introduction of the LightSpeed product.

RESEARCH AND DEVELOPMENT

    The Company's research and development expense was $7.9 million, $15.8 million and $11.3 million in 1997, 1996 and 1995, respectively. The 50% decrease in 1997 over 1996 was principally due to reduced staffing levels resulting from the completion of the LightSpeed Simulation Server and from the transition of several high-density Programmable ASIC products from development to production.

    The increase in research and development expense in 1996 compared to 1995 was mainly due to additional staffing levels and higher levels of engineering project activity associated with the introduction of both the LightSpeed and the high-density programmable ASICs product lines.

GENERAL AND ADMINISTRATIVE

    General and administrative expenses were $4.1 million, $4.9 million and $2.9 million in 1997, 1996 and 1995, respectively. The decrease in general and administrative expenses in 1997 as compared to 1996 was primarily related to decreased staffing levels and cost-savings measures.

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

OTHER INCOME AND EXPENSE

    Net interest expense was $1.4 million in 1997 compared to $3.2 million in 1996 and $0.3 million in 1995. The decrease in 1997 was primarily due to a decrease of interest expense related to the Subordinated Convertible Debentures that were converted to common stock in 1997.

    The increase in 1996 over 1995 was primarily due to a $2.5 million discount expense, higher borrowing and higher interest rates related to the Company's Subordinated Convertible Debenture Notes (see Note 4 of Notes to Consolidated Financial Statements).

    Other income was $3.0 million in 1997 compared to $0.2 million in 1996. This increase was mainly attributable to proceeds on the sale of the verification and LightSpeed product families and the sale of the Company's interest in QSS. (see
Note 3 of Notes to Consolidated Financial Statements)

INCOME TAXES

    The Company did not record income tax expense (benefit) in 1997, 1996 and 1995 due to the availability of net operating loss carryforwards (see Note 7 of Notes to Consolidated Financial Statements).

NET INCOME (LOSS)

    The net loss for 1997 was $15.1 million, compared to net loss in 1996 of $21.4 million and a net income in 1995 of $2.0 million. A significant reduction in revenues and the resulting decrease in gross margin were partially offset by a gain on the sales of certain product families as discussed in "Other Income and Expense".

    The loss in 1996 was significantly impacted by one-time charges to cost of sales of $1.8 million, discussed above in "Gross Profit", an additional $1.8 million of bad debt and restructuring charges as discussed in "General and Administrative" and $2.5 million of amortization expense related to debenture discounts as discussed in "Other Income and Expense".

    The Company's net income of $2.0 million in 1995 was comprised of $5.4 million in profit attributable to revenues from its accelerator business activity, $1.6 million in profit related to marketing and distribution of the DOORS technology, offset by $5.0 million of expenses related to the development of the GateField Programmable ASICs.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has historically used internally generated funds, private offerings of convertible debt and convertible preferred stock, public and private offerings of common stock, sale and leaseback arrangements and bank financing and credit lines to finance its business. Cash used in operations was $11.1 million in 1997 compared to $12.6 million in 1996. The decrease in cash used in operations in 1997 was primarily due to the net effect of change between accounts receivable and accounts payable and accrued expenses decreasing from the prior year. Cash used in operations in 1996 principally reflect the net loss generated by operations, net sales under capital leases and a growth in inventories, partially offset by a growth in accounts payable and accrued liabilities. Net cash provided by investing activities was $11.2 million in 1997, compared to cash used of $3.5 million in 1996. This increase is primarily due to cash receipts from the disposition of product families. Net cash generated by financing activities was $2.8 million in 1997, compared to $13.9 million generated in 1996. The decrease in net cash provided by financing activities in 1997 as compared to 1996 was primarily due to decreased levels of debenture offerings in 1997 as well as reduced levels of bank debt and financing obligations in 1997, partially offset by the sale of $4.6 million in Convertible Preferred Stock (see Note 9 of Notes to Consolidated Financial Statements). Cash generated by financing activities in 1996 was primarily attributable to a $10.0 million subordinated convertible debenture notes offering, $3.2 million in bank borrowings, and $0.7 million provided by the issuance of the Company's Common Stock.

    At December 31, 1997 the Company had cash and cash equivalents of $4.2 million and working capital deficit of $(47,000) at December 31, 1997 compared to working a capital deficit of $(1.2) million at December 31, 1996. The Company has a $5.0 million revolving credit facility that expires on January 31, 1999 and bears interest at the bank's prime rate plus 2.25%. The line of credit carries a borrowing limit of up to 80% of the Company's eligible accounts receivable. As of December 31, 1997 the Company was not in compliance with a covenant in the Agreement (see Note 4 of Notes to Consolidated Financial Statements). The Company continues to work with certain vendors to facilitate extended trade terms, thus reducing the Company's immediate cash requirements to meet established payments and other normal, recurring period expenses.

    The Company's operating and product development activities have required significant cash. In anticipation of meeting the Company's 1998 cash requirements, in November 1997 the Company entered into a two-phase private placement of equity. Under the terms of the Agreement the Company sold $4.6 million of its Series B Convertible Preferred Stock and agreed to sell $4.6 million of the Company's Common Stock pending stockholder approval of certain management proposals at the Company's Annual Meeting. Those proposals were approved and the sale was completed on January 14, 1998. (see Note 10 of Notes to Consolidated Financial Statements).

    At December 31, 1997, the Company was not in compliance with the requirement of the Nasdaq National Market (a distinct tier of the Nasdaq Stock Market) to maintain minimum net tangible assets (as defined) of $4,000,000. However, with the sale of Common Stock in January 1998 the Company met the compliance requirements. The Company believes that if its stock were delisted from the Nasdaq National Market, it would be eligible for listing in the Nasdaq SmallCap Market, which is another tier of the Nasdaq Stock Market, however, no assurances can be given.

    The Company expects to meet short-term liquidity needs by increasing 1998 revenue relative to expenses and by relying on other sources of additional liquidity such as private or public offerings and equipment lease lines. Should additional funding be required, however, there can be no assurance that such funding will be available on acceptable terms as and when required by the Company.

FACTORS AFFECTING FUTURE RESULTS

    The Company operates in a rapidly changing environment that involves a number of risks, many of which are beyond the Company's control. The following discussion highlights some of these risks. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and elsewhere in this Report, and the risks discussed in the Company's other United States Securities and Exchange Commission Filings.

FUTURE OPERATING RESULTS

    The Company's quarterly operating results have varied significantly in the past and are likely to vary significantly in the future. For example, the Company has recently experienced quarterly losses and experienced a loss for fiscal 1997 and 1996. The Company's results depend on factors such as changes in programmable logic solutions technologies, price and product competition, usage of computer chips, developments and changes in chip markets, the demand for the Company's products, changes in pricing policies by the Company or its competitors, changes in the mix of products sold by the Company and change in total gross margin, raw material costs, write-offs of obsolete inventory, customer order deferrals in anticipation of enhancements to the Company's or competitors' products or deferrals for budgetary or other reasons, disruption in sources of supply, product life cycles, product quality problems, personnel changes, changes in the Company's strategy, changes in the level of operating expenses, the timing of research and development expenditures, the level of the Company's international revenues, fluctuations in foreign currency exchange rates, general economic conditions, both in the United States and abroad, and economic conditions specific to the industries in which the Company competes among others.

    The Company's revenues during 1995 through 1997 consisted principally of its Paradigm PXP and TDX products utilizing its verification technology, its LightSpeed products utilizing its simulation technology, and the distribution operations of its DOORS technology. Revenue for these products declined during the three-year period and ultimately resulted in the sale of these businesses during 1997. The Company's plans to offset this historic trend are principally dependent on the successful introduction of its GateField high-density reprogrammable ASICs. GateField's strategy is to become a leading supplier of flash programmable ASIC and related software development tool solutions by developing and offering products which enable its customers to quickly bring their own products to market and immediately ramp up volume production. However, there can be no assurance that the Company will be successful in its efforts.

    The Company's limited operating history with its high-density Programmable ASIC products and the dynamic market environment in which the Company competes makes the prediction of future operating results difficult, if not impossible. In the future, the Company's operating results may be impacted by a number of factors, including those listed above among others. Historically, a significant portion of the Company's shipments has been made in the last month of each quarter. As a result, a shortfall in revenue compared to expectation may not evidence itself until late in, or even after the close of a particular quarter. In addition, significant volume at the end of a quarter may be exposed to delays caused by shipping halts or other factors beyond the Company's control. The Company's business has also experienced seasonally in the past, largely due to customer buying patterns such as budgeting cycles and foreign holidays or economic slow downs. There can be no assurances that the Company's operating results will not be affected by such factors or that they will occur in a manner consistent with prior periods.

    Additionally, the timing of expenditures for research and development activities and sales and marketing programs, as well as the timing of orders by major customers, may cause operating results to fluctuate between quarters and between years. The Company's expense levels are based in large part on expectations as to future revenues and as a result are relatively fixed in the short term. If revenues are below expectations in any given quarter or period, net income or loss is likely to be disproportionately affected. Due to all of the foregoing factors, and other factors discussed herein, revenues and net income or loss for any future period are not predictable with any significant degree of certainty. Accordingly, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. There can be no assurance that the Company's business strategies will be successful or that the Company will be able to return to or sustain profitability on a quarterly or annual basis in the future. It is likely that in some future quarter the Company's operating results will be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially and adversely affected.

MANAGEMENT OF CHANGING BUSINESS

    The Company has shifted its business strategy from a provider of high performance verification products to a provider of high density, high performance programmable logic solutions, related development system software, and design services. This transition represents a significant challenge for the Company and its administrative, operational and financial resources and places increased demand on its systems and controls. The Company's ability to manage the continuing development of its programmable logic solutions business will require the Company to continue to change, expand and improve its operational, management and financial systems and controls and to expand its third party manufacturing capabilities. This transition has resulted in a continuing increase in the level of responsibility for both existing and new management personnel. The Company anticipates any growth in its programmable logic products and design services businesses will require it to recruit and hire new engineering, sales and marketing, customer service, administrative and managerial personnel. There can be no assurances that the Company will be successful in hiring or retaining these personnel, when and if needed. In addition, certain aspects of the Company's business require volume sales to achieve profitability. If the Company is unable to achieve such volumes or to manage the transition effectively, the Company's business, operating results and financial condition will be materially and adversely affected.

VOLATILITY OF STOCK PRICE

    The market price of the shares of the Company's Common Stock is highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's results of operations, announcements of technological innovations, introduction of new products by the Company or its competitors, developments with respect to patents, copyrights or proprietary rights, conditions and trends in the ASIC industry and other industries, changes in or failure by the Company to meet securities analysts' expectations, continued listing on Nasdaq, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. There can be no assurance that such litigation will not occur in the future with respect to the Company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect upon the Company's business, operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has funded its operations to date primarily through cash flow from operations, the private sale of equity securities and public offerings of the Company's Common Stock. If its existing cash, cash equivalents and short-term investments plus cash generated from operations are insufficient to satisfy the Company's liquidity requirements, the Company may seek additional equity or convertible debt securities or obtain additional credit facilities. The sale of additional equity or convertible debt securities could result in additional dilution to the Company's stockholders. There can be no assurance that the Company would be successful in obtaining these funds when and if needed or that the sale of such equity or convertible debt securities will not substantially dilute the Company's existing stockholders' interest.

YEAR 2000 ISSUES

    The Company is in the process of conducting assessments of its computer information systems and will take the necessary steps to determine the nature and extent of the work required to make its systems Year 2000 compliant, where necessary. These steps may require the Company to modify, upgrade or replace some of its internal financial and operational systems. The cost of bringing all internal systems, equipment and operations into Year 2000 compliance has not yet been determined. While these efforts may involve additional costs, the Company believes, based upon currently available information, that these costs will not have a material adverse effect on the business, financial condition or results of operations of the Company. However, if these efforts are not completed on time, the Year 2000 issue could have a material adverse impact on the business, financial condition or results of operations of the Company. To address these issues the Company has enlisted the aid of outside consultants and has evaluated, purchased, installed and implemented a year 2000 compliant financial information system and discontinued operation of its non-compliant accounting system.

    The Company also intends to determine the extent to which it may be vulnerable to any failures by its major partners, customers and service providers to remedy their own Year 2000 issues, and is in the process of initiating formal communications with these parties. At this time the Company is unable to estimate the nature or extent of any potential adverse impact resulting from the failure of third parties to achieve Year 2000 compliance; however, there can be no assurance that these third parties will not experience Year 2000 problems or that any problems would not have a material effect on the Company's business, financial condition or results of operations.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1997        1996
                                                                                            ----------  ----------
                                                                                            (IN THOUSANDS, EXCEPT
                                                                                                SHARE AMOUNTS)
                                                      ASSETS
Current assets
  Cash and cash equivalents...............................................................  $    4,189  $    1,703
  Short-term investments..................................................................          98         100
  Accounts receivable, less allowance for doubtful accounts of $528 in 1997 and $1,337 in
    1996..................................................................................       2,763      12,088
  Inventories.............................................................................         735       2,664
  Other current assets....................................................................         524         956
                                                                                            ----------  ----------
    Total current assets..................................................................       8,309      17,511
Property and equipment, net...............................................................       2,660       5,101
Purchased technology......................................................................      --           2,776
Other assets..............................................................................         287       4,139
                                                                                            ----------  ----------
    Total assets..........................................................................  $   11,256  $   29,527
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Bank financing..........................................................................  $   --      $    3,203
  Current portion of long-term obligations................................................         516       1,958
  Accounts payable........................................................................       3,741       5,715
  Accrued expenses........................................................................       3,118       5,345
  Deferred revenues.......................................................................         981       2,530
                                                                                            ----------  ----------
    Total current liabilities.............................................................       8,356      18,751
Subordinated convertible debenture notes..................................................      --           7,342
Long-term obligations.....................................................................          58         719
Other long-term liabilities...............................................................          13         146
                                                                                            ----------  ----------
    Total liabilities.....................................................................       8,427      26,958
Commitments and contingencies (Note 5)
Stockholders' equity
  Preferred stock
    $0.10 par value; 2,000,000 shares authorized; shares issued and outstanding: 1,000,000
    in 1997 and none in 1996..............................................................         100      --
  Additional paid-in capital, preferred stock.............................................       4,494      --
  Common stock
    $0.10 par value; 65,000,000 shares authorized; shares issued and outstanding:
    36,222,326 in 1997 and 23,226,444 in 1996.............................................       3,622       2,323
  Additional paid-in capital, common stock................................................      66,776      55,784
  Accumulated translation adjustments.....................................................        (544)        (48)
  Accumulated deficit.....................................................................     (71,619)    (55,490)
                                                                                            ----------  ----------
    Total stockholders' equity............................................................       2,829       2,569
                                                                                            ----------  ----------
    Total liabilities and stockholders' equity............................................  $   11,256  $   29,527
                                                                                            ----------  ----------
                                                                                            ----------  ----------

          See accompanying Notes to Consolidated Financial Statements.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                 ---------------------------------
                                                                                    1997        1996       1995
                                                                                 ----------  ----------  ---------
                                                                                  (IN THOUSANDS, EXCEPT PER SHARE
                                                                                             AMOUNTS)
Revenues
  Product......................................................................  $    5,385  $   18,232  $  28,422
  Service......................................................................      10,407      15,345     22,695
                                                                                 ----------  ----------  ---------
    Total revenues.............................................................      15,792      33,577     51,117
                                                                                 ----------  ----------  ---------
Cost of revenues
  Product......................................................................       6,421       8,439      6,407
  Service......................................................................       4,482       8,569     11,086
                                                                                 ----------  ----------  ---------
    Total cost of revenues.....................................................      10,903      17,008     17,493
                                                                                 ----------  ----------  ---------
    Gross profit...............................................................       4,889      16,569     33,624
                                                                                 ----------  ----------  ---------
Operating expenses
  Sales and marketing..........................................................       9,664      14,325     16,911
  Research and development.....................................................       7,854      15,783     11,263
  General and administrative...................................................       4,086       4,896      2,900
                                                                                 ----------  ----------  ---------
    Total operating expenses...................................................      21,604      35,004     31,074
                                                                                 ----------  ----------  ---------
Operating income (loss)........................................................     (16,715)    (18,435)     2,550
                                                                                 ----------  ----------  ---------
Other income (expense)
  Interest expense, net........................................................      (1,360)     (3,184)      (343)
  Other income (expense), net..................................................       2,999         243       (250)
                                                                                 ----------  ----------  ---------
    Total other income (expense)...............................................       1,639      (2,941)      (593)
                                                                                 ----------  ----------  ---------
Net income (loss)..............................................................  $  (15,076) $  (21,376) $   1,957
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Basic net income (loss) per share..............................................  $    (0.50) $    (1.03) $    0.10
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Diluted net income (loss) per share............................................  $    (0.50) $    (1.03) $    0.09
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Basic weighted average shares outstanding......................................      30,303      20,655     19,395
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------
Diluted weighted average shares outstanding....................................      30,303      20,655     20,904
                                                                                 ----------  ----------  ---------
                                                                                 ----------  ----------  ---------

          See accompanying Notes to Consolidated Financial Statements.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                             PREFERRED STOCK                         COMMON STOCK
                                  -------------------------------------  -------------------------------------
                                                            ADDITIONAL                             ADDITIONAL
                                                              PAID-IN                                PAID-IN        NOTES
                                    SHARES       AMOUNT       CAPITAL      SHARES       AMOUNT       CAPITAL     RECEIVABLE
                                  -----------  -----------  -----------  -----------  -----------  -----------  -------------
                                                                        (IN THOUSANDS)
Balances, January 1, 1995.......      --        $  --        $  --           19,034    $   1,903    $  46,739     $  (900)
Exercise of common stock
  options.......................      --           --           --              636           64          877        --
Sale of common stock to
  employees.....................      --           --           --               28            3           38        --
Issuance of common stock by
  exercise of warrants, net.....      --           --           --               54            5          183        --
Collection of note receivable
  from stockholder..............      --           --           --           --           --           --             900
Current translation
  adjustment....................      --           --           --           --           --           --            --
Net income......................                                             --           --           --            --
                                       -----   -----------  -----------  -----------  -----------  -----------    ------
Balances, December 31, 1995.....      --           --           --           19,752        1,975       47,837        --
Exercise of common stock
  options.......................      --           --           --              370           37          609        --
Common stock to employees.......      --           --           --               26            3           75        --
Issuance of common stock for
  purchase of Attest, net.......      --           --           --              387           39        2,101        --
Issuance of common stock for
  debentures, net...............      --           --           --            2,691          269        5,162        --
Current translation
  adjustment....................      --           --           --           --           --           --            --
Net loss........................      --           --           --           --           --           --            --
                                       -----   -----------  -----------  -----------  -----------  -----------    ------
Balances, December 31, 1996.....      --           --           --           23,226        2,323       55,784        --
Exercise of common stock
  options.......................      --           --           --              278           28          225        --
Compensation for accelerated
  vesting of stock options......      --           --           --           --           --               47        --
Sale of common stock to
  employees.....................      --           --           --               93            9           70        --
Issuance of common stock to
  nonemployees for services.....      --           --           --               55            5           65        --
Issuance of common stock for
  debentures, net...............      --           --           --            7,418          742        6,681        --
Issuance of preferred stock for
  debentures, net...............         100           10        3,927       --           --           --            --
Accrued dividends on preferred
  stock.........................      --           --            1,053       --           --           --            --
Conversion of preferred stock to
  common stock..................         (52)          (5)      (3,147)       4,547          454        2,698        --
Repurchase of preferred stock...         (48)          (5)      (1,822)      --           --           --            --
Issuance of common stock by
  exercise of warrants..........      --           --           --              105           11           45        --
Issuance of preferred stock.....       1,000          100        4,483       --           --           --            --
Subscribed common stock.........      --           --           --              500           50          711        --
Issuance of warrants............      --           --           --           --           --              450        --
Current translation
  adjustment....................      --           --           --           --           --           --            --
Net Loss........................      --           --           --           --           --           --            --
Balances, December 31, 1997.....       1,000    $     100    $   4,494       36,222    $   3,622    $  66,776     $  --
                                       -----   -----------  -----------  -----------  -----------  -----------    -----
                                       -----   -----------  -----------  -----------  -----------  -----------    -----


                                    ACCUMULATED
                                    TRANSLATION    ACCUMULATED
                                    ADJUSTMENTS      DEFICIT       TOTAL
                                  ---------------  ------------  ---------

Balances, January 1, 1995.......     $    (156)     $  (36,071)  $  11,515
Exercise of common stock
  options.......................           --           --             941
Sale of common stock to
  employees.....................           --           --              41
Issuance of common stock by
  exercise of warrants, net.....           --           --             188
Collection of note receivable
  from stockholder..............           --           --             900
Current translation
  adjustment....................           137          --             137
Net income......................           --            1,957       1,957
                                         -----     ------------  ---------
Balances, December 31, 1995.....           (19)        (34,114)     15,679
Exercise of common stock
  options.......................           --           --             646
Common stock to employees.......           --           --              78
Issuance of common stock for
  purchase of Attest, net.......           --           --           2,140
Issuance of common stock for
  debentures, net...............           --           --           5,431
Current translation
  adjustment....................           (29)         --             (29)
Net loss........................           --          (21,376)    (21,376)
                                         -----     ------------  ---------
Balances, December 31, 1996.....           (48)        (55,490)      2,569
Exercise of common stock
  options.......................           --           --             253
Compensation for accelerated
  vesting of stock options......           --           --              47
Sale of common stock to
  employees.....................           --           --              79
Issuance of common stock to
  nonemployees for services.....           --           --              70
Issuance of common stock for
  debentures, net...............           --           --           7,423
Issuance of preferred stock for
  debentures, net...............           --           --           3,937
Accrued dividends on preferred
  stock.........................           --           (1,053)     --
Conversion of preferred stock to
  common stock..................           --           --          --
Repurchase of preferred stock...           --           --          (1,827)
Issuance of common stock by
  exercise of warrants..........           --           --              56
Issuance of preferred stock.....           --           --           4,583
Subscribed common stock.........           --           --             761
Issuance of warrants............           --           --             450
Current translation
  adjustment....................          (496)         --            (496)
Net Loss........................           --          (15,076)    (15,076)
Balances, December 31, 1997.....     $    (544)     $  (71,619)  $   2,829
                                         -----     ------------  ---------
                                         -----     ------------  ---------

          See accompanying Notes to Consolidated Financial Statements.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          YEARS ENDED DECEMBER 31,
                                                                                       -------------------------------
                                                                                         1997       1996       1995
                                                                                       ---------  ---------  ---------
                                                                                               (IN THOUSANDS)
Operating activities
  Net income (loss)..................................................................  $ (15,076) $ (21,376) $   1,957
  Reconciliation to net cash provided by (used in) operating activities
    Depreciation and amortization....................................................      3,124      4,307      4,732
    Noncash subordinated convertible debt interest...................................        678      2,773     --
    Asset write-downs and staff reductions...........................................     --         --            233
    Loss on disposition of property and equipment....................................        722     --            226
    Gain on sale of assets, net......................................................     (2,741)    --         --
    Stock compensation expense.......................................................          9     --         --
    Sales under capital leases.......................................................       (606)    (1,420)      (854)
    Collections under capital leases.................................................        620        459        209
    Changes in assets and liabilities
      Accounts receivable............................................................      9,543        724        845
      Inventories....................................................................        143       (876)      (840)
      Other assets...................................................................         31        (90)       382
      Accounts payable and accrued expenses..........................................     (5,951)     3,174       (966)
      Deferred revenues..............................................................     (1,549)      (292)      (527)
                                                                                       ---------  ---------  ---------
        Net cash provided by (used in) in operating activities.......................    (11,053)   (12,617)     5,397
                                                                                       ---------  ---------  ---------
Investing activities
  Property and equipment purchases, net..............................................     (1,568)    (1,773)    (1,775)
  Proceeds from sale of assets.......................................................     12,750     --         --
  Capitalized software...............................................................     --         (1,698)    (1,683)
  Collection of notes receivable.....................................................     --         --          1,500
                                                                                       ---------  ---------  ---------
        Net cash provided by investing activities....................................     11,182     (3,471)    (1,958)
                                                                                       ---------  ---------  ---------
Financing activities
  Proceeds from issuance of convertible debenture notes, net.........................      3,500     10,000     --
  Proceeds from issuance of common stock.............................................        458        724      1,170
  Proceeds from issuance of preferred stock..........................................      4,583     --         --
  Repurchase of preferred stock......................................................     (1,827)    --         --
  Proceeds from subscribed stock.....................................................        761     --         --
  Proceeds from warrants.............................................................        450     --         --
  Bank financing, net................................................................     (3,203)     3,203     (2,897)
  Borrowings under debt obligations..................................................        199        882        217
  Repayments of debt obligations.....................................................     (2,161)      (930)    (1,084)
                                                                                       ---------  ---------  ---------
        Net cash provided by (used in) financing activities..........................      2,760     13,879     (2,594)
                                                                                       ---------  ---------  ---------
Effect of exchange rate changes on cash and cash equivalents.........................       (403)       190         16
                                                                                       ---------  ---------  ---------
Net change in cash and cash equivalents..............................................      2,486     (2,019)       861
Cash and cash equivalents, beginning of year.........................................      1,703      3,722      2,861
                                                                                       ---------  ---------  ---------
Cash and cash equivalents, end of year...............................................  $   4,189  $   1,703  $   3,722
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------
Supplemental disclosure of cash flow information
  Noncash activities
    Common stock issued for convertible debentures...................................  $   7,423  $   5,431  $  --
    Preferred stock issued for convertible debentures................................  $   3,937  $  --      $  --
    Accrued dividends on preferred stock.............................................  $   1,053  $  --      $  --
    Common stock issued for preferred stock..........................................  $   3,152  $  --      $  --
    Common stock issued for the acquisition of all the outstanding shares of Attest
     Software, Inc...................................................................  $  --      $   2,140  $  --
    Promissory notes issued in exchange for reduction of accounts payable............  $  --      $     901  $  --
    Equipment acquired under capital leases..........................................  $      19  $     490  $     229
  Cash activities
    Cash paid during the year for interest...........................................  $     363  $     471  $     562

          See accompanying Notes to Consolidated Financial Statements.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1:  ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND OPERATIONS

    GateField Corporation, formerly Zycad Corporation, (the Company), based in Fremont, California, designs, develops and markets logic solutions in high-density reprogrammable ASIC technology (ProASIC-TM-) with related development system software. During 1997, the Company disposed of its verification and simulation businesses (see Note 3). The Company also provides system engineering services and custom solutions to military, aerospace and commercial companies, primarily in the U.S., Asia and Europe.

    The Company incurred a loss of $15,076,000 in 1997 and had working capital deficit of $47,000 as of year-end. Management's plan to sustain operations in 1998 includes an increase level of revenue relative to expenses and obtaining additional financing. In January 1998, the Company sold $4,583,000 of its Common Stock as part of this plan (See Note 10).

    At December 31, 1997, the Company was not in compliance with the requirement of the Nasdaq National Market (a distinct tier of the Nasdaq Stock Market) to maintain minimum net tangible assets (as defined) of $4,000,000. However, with the sale of Common Stock in January 1998 the Company met the compliance requirements.

PRINCIPLES OF CONSOLIDATION AND PRESENTATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The functional currency of the Company's foreign subsidiaries is the local currency.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates include allowances for potentially uncollectible accounts receivable, inventory valuation reserves, warranty costs, sales returns and a valuation allowance for deferred tax assets. Actual results could differ from those estimates.

CASH EQUIVALENTS

    Cash and cash equivalents consist of cash on deposit with banks and money market instruments with original maturities of three months or less.

SHORT-TERM INVESTMENTS

    Short-term investments consist of Certificates of Deposit, stated at cost plus accrued interest, which approximates market.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company invests only in high credit quality short-term debt investments and limits the amount of credit exposure to any one entity. The majority of the Company's trade accounts receivables are derived from sales to manufacturers in the semiconductor, computer, military and aerospace industries. The Company performs ongoing credit evaluations of its customers' financial condition and limits the amount of credit extended when deemed necessary, but generally requires no collateral. The Company maintains reserves for estimated potential credit losses.

INVENTORIES

    Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Equipment acquired under capital lease obligations is stated at the lower of fair value or the present value of future minimum lease payments at the inception of the lease. Depreciation and amortization is provided over the estimated useful lives of the assets or over the life of the lease, as applicable, using the straight-line method. The Company has adopted Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". The adoption of this standard had no effect on the Company's financial condition or results of operations.

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

STOCK-BASED COMPENSATION

    The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board No. 25 (APB No. 25), "Accounting for Stock Issued to Employees". The Company has presented the pro forma disclosures of compensation expense under the fair value provisions of Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation" in Note 9.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 1: ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) REVENUE RECOGNITION

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

NET INCOME (LOSS) PER SHARE

    In the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share" which requires a dual presentation of basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income attributable to common stockholders by the weighted average of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock (convertible preferred stock, warrants to purchase common stock and common stock options using the treasury stock method) were exercised or converted into common stock. Potential common shares in the diluted EPS computation are excluded in net loss periods as their effect would be antidilutive. EPS for all periods have been computed in accordance with SFAS No. 128.

RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income," which requires an enterprise to report, by major components and as a single total, the change in net assets during the period from nonowner sources; and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's business segments and related disclosures about its products, services, geographic areas and major customers. In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" which requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Adoption of these statements will not impact the Company's financial position, results of operations or cash flows.

NOTE 2:  PURCHASED TECHNOLOGY

    In June 1996, the Company acquired Attest Software, Inc. (Attest), located in Santa Clara, California, in exchange for approximately 387,000 shares of the Company's Common Stock, valued at approximately $2,140,000, for all the outstanding Common Stock of Attest. This transaction was accounted for as a

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 2:  PURCHASED TECHNOLOGY (CONTINUED)
purchase; accordingly, the operations of Attest have been included in the consolidated results of the Company since the day of acquisition. The operating results of Attest prior to the acquisition were not significant. As part of this transaction, the technology purchased, used for fault simulation and automatic test pattern generation tools, was valued at $2,055,000 which is being amortized over seven years. Accumulated amortization was $165,000 at December 31, 1996. In August 1997, the Company sold these assets related to the TDX product line (see
Note 3).

NOTE 3:  SALE OF ASSETS

DISPOSITION OF THE VERIFICATION PRODUCT FAMILY

    In August 1997, the Company sold its assets relating to its verification business, excluding the maintenance and support business, for a total of $4,450,000, of which $4,250,000 was received as of December 31, 1997. As defined in the purchase agreement, all of the rights, title and interest to the intangible assets of the XP and PXP hardware fault simulation product business were sold for $2,200,000. In a separate agreement, all of the assets of the Attest business were sold for $2,250,000. The product family sold represented approximately 93% of 1997 revenues. See table below for details of the transaction.

DISPOSITION OF THE LIGHTSPEED PRODUCT FAMILY

    In April 1997, the Company sold its software and hardware simulation technology relating to its LightSpeed product family for $5,000,000. Revenues in 1997 were nominal. See table below for details of the transaction.

SALE OF QUALITY SYSTEMS SOFTWARE, INC.

    The 1995 financial statements of the Company include service revenues of $5,400,000 with a gross profit of $3,700,000 and operating income of $1,600,000 for the activities related to the distribution of third party owned technology, DOORS. In January 1996, the Company and Quality Systems Software, Ltd. (QSS Ltd.), an U.K. company and owner of the DOORS technology, established a joint venture, QSS Inc., to continue the distribution operations of the DOORS technology and other products in the North American market. In January 1997, QSS Inc. was restructured such that QSS Ltd. became a subsidiary of QSS Inc. in which the Company owned a 22% interest. In May 1997, the Company sold its interest in QSS Inc. for $3,500,000.

    The details of these transactions are as follows (in thousands):

                                                             VERIFICATION LIGHTSPEED      QSS
                                                             -----------  -----------  ---------
Sales price................................................   $   4,450    $   5,000   $   3,500
Assets disposed............................................       5,130        3,201         179
Liabilities incurred.......................................         245        1,454      --
                                                             -----------  -----------  ---------
  Gain (loss) on sale......................................   $    (925)   $     345   $   3,321
                                                             -----------  -----------  ---------
                                                             -----------  -----------  ---------

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 3:  SALE OF ASSETS (CONTINUED)
    When the Company sold its rights, title, and interest in the assets of the XP and PXP hardware fault simulation product, the related maintenance contracts were transferred to Zycad TSS Corporation in October 1997 for future royalties. Zycad TSS is a company formed by former employees of the Company to perform maintenance services. The agreement with Zycad TSS entitles the Company to receive 30% of all domestic XP/PXP maintenance revenue in the first two years and 10% in the third year. In addition, the Company is generally entitled to receive 40% of Japanese revenues for the first five years up to a $1.8 million and then 10% thereafter.

NOTE 4:  BANK FINANCING AND LONG-TERM DEBT

LOAN AGREEMENT

    In January 1997 the Company entered into a loan and security agreement for working capital purposes. The Company may borrow up to $5,000,000 against its accounts receivable, based on 80% of eligible receivables. The Agreement earns interest at the bank's prime rate plus 2.25% and matures in January 1999. The Company is not currently in compliance with certain covenants as required in the agreement. There is no outstanding balance under the Agreement as of December 31, 1997. The Company has received a waiver from the Bank through March 31, 1998.

TERM LOANS

    In 1995 and 1996, the Company entered into long-term loan agreements totaling $2,179,000 that bear interest rates of 10.66% to 15.33% and mature over 36 months. These loans are secured by specific capital assets. At December 31, 1997, the balance outstanding under these loans was $96,000 due in 1998. In 1996, the Company obtained promissory notes totaling $901,000 from key vendors that bear interest rates from 12% to 18%. In 1997, an additional note of $194,000 was obtained which bears interest at 18%, and $972,000 was repaid on the outstanding notes. At December 31, 1997, $124,000 remains payable.

SUBORDINATED CONVERTIBLE DEBENTURE NOTES

    In May 1996, the Company sold a total of $10,000,000 of subordinated convertible debenture notes (the Notes) to institutional investors as part of a private placement. The Notes accrue interest at an annual rate of 6%, beginning on the date of issue, with the principal due and payable three years from the date of issue if and to the extent that the Notes are not previously converted. The Notes are convertible at the option of the noteholders (subject to the maximum share limitations set forth below) into Common Stock at a price equal to 80% to 85% of the average closing bid price for the Common Stock on the Nasdaq National Market for the five trading days prior to the date of conversion. At December 31, 1997 there was no outstanding balance on the Notes and approximately 10,109,000 shares of Common Stock had been converted.

    The conversion of the Notes at 80% to 85% of the average closing bid price of the Company's Common Stock results in the Notes being issued at a 15% to 20% discount (the Conversion Discount). The Conversion Discount of $2,500,000 was recognized during 1996 by the Company as non-cash interest expense from the date of issuance through the date the security was most favorably convertible to the noteholders, with a corresponding increase to the original principal amount of the Notes. In addition, the

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 4: BANK FINANCING AND LONG-TERM DEBT (CONTINUED) stated 6% annual interest is being recognized ratably over the term of the Notes. During the year ended December 31, 1997, a total of $240,000 was recorded as interest expense relating to the Notes.

    As required as part of the Notes agreement in 1996, the Company issued
2 1/2-year warrants to purchase 59,500 shares of Common Stock at an exercise price of $10 per share. The warrants are redeemable by the Company for $0.01 for each 10,000-share warrant if the Company's stock price is above $12. No value was assigned to the warrants as the value was deemed to be nominal. During 1997, an aggregate of $7,414,000 ($5,700,000 of the original principal of the Notes and $1,714,000 of accrued interest) had been converted into 7,418,000 shares of Common Stock. During 1996, an aggregate of $5,431,000 ($4,300,000 of the original principal of the Notes and $1,131,000 of accrued interest) had been converted into 2,691,000 shares of Common Stock.

    In February 1997, the Company completed a $3,500,000 private placement with investors whereby the Company issued 6% Subordinated Convertible Debenture (the Debentures) with warrants to purchase 500,000 shares of Common Stock at $2.25 per share. The Debentures accrue interest at an annual rate of 6%, beginning on the date of issue, with principal due and payable three years from the date of issue, if and to the extent that the Debentures are not previously converted. The Debentures are convertible at the option of the holder into the Company's Common Stock at a discount up to 20% from market price (the Conversion Discount). In May 1997, the Debentures were converted into 100,000 shares of the Company's Series A Convertible Preferred Stock having an aggregate stated value of $3,500,000. The conversion terms of the Preferred Stock were effectively the same as the conversion terms of the original Debentures. During the year ended December 31, 1997, a total of $438,000 was recorded as interest expense relating to the Debentures and $438,000 was recorded as accrued dividends on the Series A Convertible Preferred Stock. The interest expense and dividend principally include a charge for the Conversion Discount. During 1997, 51,972 shares of the Series A Preferred Stock had been converted to 4,546,928 shares of the Company's Common Stock. In August 1997, the Company redeemed all of the remaining outstanding shares of the Company's Convertible Series A Preferred Stock for $1,827,000 and all of the outstanding warrants were exchanged for 350,000 warrants for the Company's Common Stock at an exercise price of $0.53 per share. In September 1997, 105,000 of the warrants were exercised for $56,000.

NOTE 5:  LEASES AND COMMITMENTS

    The Company leases its facilities and other equipment under operating lease agreements, which expire at various dates through 2002. The Company also leases certain manufacturing equipment under

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 5:  LEASES AND COMMITMENTS (CONTINUED)
capital leases that expire in 1999. Approximate future minimum lease payments under these leases are as follows (in thousands):

                                                                             CAPITAL     OPERATING
YEAR                                                                         LEASES       LEASES
-------------------------------------------------------------------------  -----------  -----------
1998.....................................................................   $     346    $     966
1999.....................................................................          58          551
2000.....................................................................           2          131
2001.....................................................................      --              136
2002.....................................................................      --              140
Thereafter...............................................................      --               12
                                                                                -----   -----------
                                                                                  406    $   1,936
                                                                                        -----------
                                                                                        -----------
Less amount representing imputed interest................................          52
                                                                                -----
                                                                                  354
Less current portion.....................................................         296
                                                                                -----
                                                                            $      58
                                                                                -----
                                                                                -----

    Total operating lease expense was approximately $1,280,000 in 1997, $1,954,000 in 1996 and $1,638,000 in 1995. Accumulated depreciation of equipment under capital leases totaled $620,000 and $561,000 at December 31, 1997 and 1996, respectively. Depreciation expense on equipment under capital leases was $203,000 in 1997, $264,000 in 1996 and $204,000 in 1995.

    The Company leases office facilities under operating leases. Rent expense of $1,582,000, $1,732,000 and $1,602,000 was incurred in 1997, 1996, and 1995, respectively.

NOTE 6:  SELECTED BALANCE SHEET INFORMATION

    Selected Balance Sheet information is summarized as follows (in thousands):

                                                                              DECEMBER 31,
                                                                          ---------------------
                                                                            1997        1996
                                                                          ---------  ----------
Accounts receivable
  Accounts receivable...................................................  $   3,170  $   12,344
  Current portion lease receivables.....................................        121       1,081
  Less allowance for doubtful accounts..................................       (528)     (1,337)
                                                                          ---------  ----------
                                                                          $   2,763  $   12,088
                                                                          ---------  ----------
                                                                          ---------  ----------
Inventories
  Raw materials and supplies............................................  $     306  $    2,045
  Finished goods........................................................        429         619
                                                                          ---------  ----------
                                                                          $     735  $    2,664
                                                                          ---------  ----------
                                                                          ---------  ----------

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 6:  SELECTED BALANCE SHEET INFORMATION (CONTINUED)

                                                                              DECEMBER 31,
                                                                          ---------------------
                                                                            1997        1996
                                                                          ---------  ----------
Property and equipment
  Engineering, manufacturing, and general office equipment..............  $   4,260  $   18,842
  Leasehold improvements................................................      1,539       1,559
  Equipment under capital lease.........................................      1,085       1,714
                                                                          ---------  ----------
                                                                              6,884      22,115

  Less accumulated depreciation and amortization........................     (4,224)    (17,014)
                                                                          ---------  ----------
                                                                          $   2,660  $    5,101
                                                                          ---------  ----------
                                                                          ---------  ----------
Other Long-Term Assets
  Capitalized software..................................................  $  --      $    6,208
  Accumulated amortization..............................................     --          (2,799)
                                                                          ---------  ----------
                                                                             --           3,409

  Long-term portion of employee loans...................................          9          25
  Long-term portion of lease receivables................................     --             348
  Other assets..........................................................        278         357
                                                                          ---------  ----------
                                                                          $     287  $    4,139
                                                                          ---------  ----------
                                                                          ---------  ----------
Accrued expenses
  Salaries and commissions..............................................  $   1,023  $    1,771
  Warranty expense......................................................        151         550
  Other accrued expenses................................................      1,944       3,024
                                                                          ---------  ----------
                                                                          $   3,118  $    5,345
                                                                          ---------  ----------
                                                                          ---------  ----------

    Included in accounts payable at December 31, 1997 is $1,667,000 due to a supplier which is in dispute. During 1998, the Company has paid $500,000 and intends to renegotiate the balance.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 7:  INCOME TAXES

    The provision (benefit) for income taxes reconciles to the amount computed by applying the statutory federal rate to income or loss before taxes as follows (in thousands):

                                                                   YEARS ENDED DECEMBER 31,
                                                                -------------------------------
                                                                  1997       1996       1995
                                                                ---------  ---------  ---------
Provision (benefit) at statutory rate.........................  $  (4,667) $  (7,482) $     757
Foreign losses not currently utilizable.......................         33        217         21
Increase (decrease) in valuation allowance for reversing
  temporary differences.......................................       (326)    --         (1,056)
Domestic losses not currently utilizable......................      4,700      6,986        164
Other.........................................................        260        279        114
                                                                ---------  ---------  ---------
                                                                $  --      $  --      $  --
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------

    The Company was not required to pay income taxes in 1997, 1996 or 1995 due to its net operating loss carryforwards.

    Significant components of the Company's deferred tax asset are as follows (in thousands):

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1997        1996
                                                                                            ----------  ----------
Deferred tax asset
  Net operating loss carryforwards........................................................  $   21,362  $   18,112
  Tax credit carryforwards................................................................       3,422       3,114
  Capitalized software and other research and development.................................         893        (933)
  Tax basis depreciation..................................................................       1,391       1,411
  Accruals and reserves recognized in different periods...................................       1,108       2,340
  Other...................................................................................           7          80
  Valuation allowance.....................................................................     (28,183)    (24,124)
                                                                                            ----------  ----------
                                                                                            $   --      $   --
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    The valuation allowance was established due to uncertainty regarding the utilization of the net operating loss carryforwards. The net change in valuation allowance was an increase of $4,059,000, an increase of $8,804,000 and a decrease of $991,000 in 1997, 1996 and 1995, respectively.

    Net pretax foreign income (losses) were ($93,000), ($620,000) and $185,000 in 1997, 1996 and 1995, respectively. The Company intends to indefinitely reinvest the unremitted earnings of its foreign subsidiaries. The Company has net operating loss carryforwards of approximately $58,000,000 for federal tax purposes that will begin to expire in 2005. State operating loss carryforwards expires as follows: $335,000 in 1998, $30,000 in 1999, $94,000 in 2000,
$6,113,000 in 2001 and $3,672,000 in the year 2002. The Company's tax credit carryforwards of $2,872,000 and $550,000 available to reduce future federal and California income taxes, respectively. These credits will expire beginning in 1999. The Company also has foreign net

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 7:  INCOME TAXES (CONTINUED)
operating loss carryforwards of approximately $3,600,000 that may be used to offset future foreign taxable income.

    The Tax Reform Act of 1986 and California Conformity Act of 1987 impose substantial restrictions on the utilization of net operating losses and tax credit carryforwards in the event of an "ownership change" as defined by the Internal Revenue Code. If there should be such a change, the Company's ability to utilize the stated carryforwards could be significantly limited.

NOTE 8:  GEOGRAPHIC SEGMENT INFORMATION

    Information concerning the Company's operations by geographic area is as follows:

    Net revenues to unaffiliated customers by geographic region (in thousands):

                                                                 1997       1996       1995
                                                               ---------  ---------  ---------
United States................................................  $   9,854  $  25,396  $  42,107
Europe.......................................................      1,556      2,307      4,355
Japan........................................................      4,382      5,874      4,655
                                                               ---------  ---------  ---------
                                                               $  15,792  $  33,577  $  51,117
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The amounts reported for Europe and Japan reflect amounts sold by foreign subsidiaries. Included in the domestic revenue amounts are sales directly to Japan and other Asian countries amounting to $1,648,000 in 1997, $2,116,000 in 1996 and $6,100,000 in 1995. Outside the United States, the Company operates three subsidiaries in Europe, one subsidiary in Japan and also supports a branch office in Taiwan. For the years ended December 31, 1997, 1996 and 1995, export sales (including sales by foreign subsidiaries), principally to Europe and Japan, comprised approximately 38%, 31% and 30% of consolidated revenues, respectively. During 1997, 1996 and 1995, one customer accounted for 16%, 10% and 17% of consolidated revenues, respectively.

    Operating results and identifiable assets by geographic location are as follows (in thousands):

                                                                1997        1996       1995
                                                             ----------  ----------  ---------
Net income (loss)
  United States............................................  $  (14,750) $  (17,338) $   2,836
  Europe...................................................        (243)       (861)      (383)
  Japan....................................................         (83)       (236)        97
                                                             ----------  ----------  ---------
                                                             $  (15,076) $  (18,435) $   2,550
                                                             ----------  ----------  ---------
                                                             ----------  ----------  ---------

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 8:  GEOGRAPHIC SEGMENT INFORMATION (CONTINUED)

                                                                1997        1996       1995
                                                             ----------  ----------  ---------
Identifiable assets
  United States............................................  $    7,886  $   25,324  $  25,040
  Europe...................................................       1,344       2,171      2,785
  Japan....................................................       2,026       2,032      2,155
                                                             ----------  ----------  ---------
                                                             $   11,256  $   29,527  $  29,980
                                                             ----------  ----------  ---------
                                                             ----------  ----------  ---------

NOTE 9:  STOCKHOLDERS' EQUITY

PREFERRED STOCK

    On November 10, 1997 the Board of Directors authorized the designation of 1,000,000 shares of series preferred stock, par value $0.10 per share, as Series B Convertible Preferred Stock ("Series B Preferred Stock"). In November 1997, the Company issued 1,000,000 shares of Series B Convertible Preferred Stock for $4.583 million. Each share is convertible into 4.5825 shares of Common Stock at the discretion of the holder. Additionally, under terms of the Stock Purchase Agreement, the Company is committed to issue 4,582,500 shares of Common Stock (see Note 10).

COMMON STOCK

    The Company's Certificate of Incorporation was duly amended by a proposal by the Board of Directors on November 10, 1997 and by vote of the stockholders at the Annual Meeting of Stockholders on December 15, 1997, to increase the Company's Common Stock from 40,000,000 shares to 65,000,000 shares of Common Stock authorized at $0.10 par value. At December 31, 1997 there were 36,222,326 shares of the Company's Common Stock outstanding including 500,000 unissued shares of subscribed stock.

    In October 1997, the Company entered into a $3,250,000 Strategic Partnership Agreement which principal terms included the delivery of technology, software, equipment, engineering services, a warrant to purchase Common Stock and 500,000 shares of Common Stock. The Company has valued the Common Stock at $761,000 and the warrant to purchase common stock at $450,000 (see Warrants). At December 31, 1997, subscribed stock represents cash received for this Common Stock, which has not been issued as of that date. The remaining approximate $750,000 under the agreement will be recognized in 1998 as the Company completes the terms of the agreement.

STOCK COMPENSATION PLANS

    The 1984 Stock Option Plan (the "1984 Plan"), as amended, provides for 4,000,000 shares of Common Stock to be issued under the 1984 Plan. The 1984 Plan terminated in March 1994 and no further options may be granted under this plan.

    The 1993 Stock Option Plan (the "1993 Plan"), as amended, provides for 3,000,000 shares of Common Stock to be issued under the 1993 Plan.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 9:  STOCKHOLDERS' EQUITY (CONTINUED)
    The 1996 Stock Option Plan (the "1996 Plan"), as amended, provides for 750,000 shares of Common Stock to be issued under the 1996 Plan.

    Under the Company's stock option Plans, incentive stock options granted must have a per share exercise price of not less than the fair market value per share at the date of grant. Non-qualified stock options may be granted at such price as may be determined by the Board of Directors. Dependent upon the Plan, options generally vest at specific intervals over a three to four year period and expire eight to ten years after the grant date. In the event of termination, the Company has the right to cancel any vested options not exercised within 90 days of termination.

    During 1995, stockholders approved a Non-Employee Directors' stock option plan (the "Director Option Plan") whereby 200,000 shares of Common Stock have been reserved for issuance. Under the Company's Director Option Plan, each non-employee director initially elected to the Board of Directors in the future will be granted an option, upon his or her initial election as a director, to purchase 15,000 shares of Common Stock. Each non-employee director is also entitled to receive an option for 7,500 shares on the date of each Annual Meeting of Stockholders. All options granted under the Director Option Plan have or will have an exercise price equal to the fair market value of the Common Stock on the date of grant, will vest over a two-year period, provided the option holder continues to serve as a director of the Company, and will expire ten years from the date of grant (subject to earlier termination in the event the optionee ceases to serve as a director of the Company). The Company granted 22,500 options to purchase Common Stock at $1.50 per share to Directors in 1997.

    In July 1997, the Board of Directors authorized the exchange of outstanding stock options held by all employees for new options with an exercise price of $0.47 per share, the fair market value of the Common Stock on such date. In return, participating employees who chose to exchange their options agreed to accept stock options which will vest on a quarterly basis upon achievement of certain management goals to be established quarterly for each such employee, or in any event, in July 1999, should the employee still be employed by the Company. Options covering a total of 1,744,099 shares were exchanged under this program. The effect of such exchange reduced the weighted average exercise price of the outstanding options from $1.79 to $.80 per share.

    In October 1996, the Company agreed to exchange outstanding options to purchase the Company's Common Stock held by all employees for an equal number of options with an exercise price of $1.63, the then-current fair market value of the Company's Common Stock. In return, participating employees who chose to exchange their options agreed to accept stock options which will vest on a quarterly basis upon achievement of certain management goals to be established quarterly for each such employee, or in any event, in October 2000, should the employee still be employed by the Company. Options covering a total of 1,040,100 shares were exchanged under this program. The effect of such exchange reduced the weighted average exercise price of the outstanding options from $3.24 to $1.90 per share. The effects of these exchanges in 1997 and 1996 have been included in the accompanying table as options granted and cancelled.

    In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, which establishes financial accounting and reporting standards for stock-based employee compensation plans. This statement defines a fair value based method of accounting for an employee stock option of similar equity

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 9:  STOCKHOLDERS' EQUITY (CONTINUED)
instrument. Under this method, compensation costs are measured at the grant date based on the value of the award and are recognized over the service period, which is the vesting period.

    The Company continues to account for its stock-based awards using the intrinsic value method in accordance with APB No. 25 and its related interpretations. Had compensation cost for the Company's various stock option plans been determined consistent with SFAS No. 123, the Company's net income or loss and diluted net income or loss per share would have been changed to the pro forma amounts indicated below (in thousands, except net income or loss per share amounts):

                                                                        DECEMBER 31,
                                                              ---------------------------------
                                                                 1997        1996       1995
                                                              ----------  ----------  ---------
Net income (loss)
  As reported...............................................  $  (15,076) $  (21,376) $   1,957
  Pro forma.................................................  $  (15,913) $  (22,280) $   1,793
Diluted income (loss) per share
  As reported...............................................  $    (0.50) $    (1.03) $    0.09
  Pro forma.................................................  $    (0.53) $    (1.08) $    0.09

    The fair value of each option grant is estimated on the date of grant using Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996 and 1995 respectively; expected volatility of 145% for 1997, 90% for 1996 and 84% for 1995, risk-free interest rates of 5.91%, 6.07%, and 6.16% for 1997, 1996, and 1995 respectively, and expected lives of 3.5 years from the grant date for 1997, 1996 and 1995.

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 9:  STOCKHOLDERS' EQUITY (CONTINUED)
    Options under the employee stock option plans have been granted, exercised and cancelled as follows:

                                                                        OPTIONS OUTSTANDING
                                                                      ------------------------
                                                                                    WEIGHTED-
                                                           SHARES                    AVERAGE
                                                          AVAILABLE                 EXERCISE
                                                          FOR GRANT     SHARES        PRICE
                                                         -----------  -----------  -----------
Balance, January 1, 1995...............................      917,650    2,398,323   $   1.868
Additional shares authorized...........................    1,500,000      --           --
Granted................................................   (1,538,826)   1,538,826       4.347
Exercised..............................................      --          (634,983)      1.472
Cancelled..............................................      221,190     (428,262)      2.060
                                                         -----------  -----------  -----------
Balance, December 31, 1995.............................    1,100,014    2,873,904       3.254
Additional shares authorized...........................      750,000      --           --
Granted................................................   (2,311,120)   2,311,120       2.353
Exercised..............................................      --          (369,877)      1.531
Cancelled..............................................    1,517,026   (1,517,026)      5.286
                                                         -----------  -----------  -----------
Balance, December 31, 1996.............................    1,055,920    3,298,121       1.881
Additional shares authorized...........................      --           --           --
Granted................................................   (3,743,196)   3,743,196       0.417
Exercised..............................................      --          (278,002)      1.365
Cancelled..............................................    3,360,346   (3,360,346)      1.659
                                                         -----------  -----------  -----------
Balance, December 31, 1997.............................      673,070    3,402,969   $   0.678
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

    The weighted average per share fair value of the stock options granted in 1997, 1996 and 1995 was $0.42, $1.54 and $2.68, respectively. At December 31,
1997, 1996 and 1995, outstanding options under the employees stock option plans were exercisable for 1,423,209, 1,065,835 and 1,067,024 shares respectively. All outstanding options are nonqualified options.

    The following tables summarize information about stock options outstanding at December 31, 1997:

                                  OPTIONS OUTSTANDING
                      -------------------------------------------
                                    WEIGHTED-AVG
   EXERCISE PRICE       NUMBER        REMAINING     WEIGHTED-AVG
--------------------  OUTSTANDING    CONTRACTUAL      EXERCISE
  FROM        TO      AT 12/31/97       LIFE            PRICE
---------  ---------  -----------  ---------------  -------------
$    0.47  $    1.00   3,040,519           6.90       $   0.520
$    1.31  $    1.50      48,500           9.91           1.430
$    1.56  $    2.06     263,950           4.81           1.960
$    2.38  $    3.50      50,000           5.42           2.630
---------  ---------  -----------           ---          ------
$    0.47  $    3.50   3,402,969           6.76       $   0.678
---------  ---------  -----------           ---          ------
---------  ---------  -----------           ---          ------

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 9:  STOCKHOLDERS' EQUITY (CONTINUED)

                         OPTIONS EXERCISABLE
                      --------------------------
   EXERCISE PRICE       NUMBER     WEIGHTED-AVG
--------------------  OUTSTANDING    EXERCISE
  FROM        TO      AT 12/31/97      PRICE
---------  ---------  -----------  -------------
$    0.47  $    1.00   1,175,926     $   0.610
$    1.31  $    1.50      --            --
$    1.56  $    2.06     213,950         2.060
$    2.38  $    3.50      33,333         2.630
---------  ---------  -----------       ------
$    0.47  $    3.50   1,423,209     $   0.870
---------  ---------  -----------       ------
---------  ---------  -----------       ------

EMPLOYEE STOCK PURCHASE PLAN

    Through the Company's Employee Stock Purchase Plan, eligible employees of the Company may purchase Common Stock at the fair market value of the stock at the beginning or end of each offering period (calendar quarters), whichever is lower. Each participant may contribute from 3% to 10% of total compensation, up to a limit of $25,000 annually. Additionally, each participant is prohibited from owning more than 5% of the Company's Common Stock. In December 1995, an additional 200,000 shares of Common Stock were made available for purchase under this plan, of which 105,635 shares were issued at December 31, 1997. During 1997, 92,747 shares were purchased for prices ranging from $0.56 to $1.66 with an average price of $1.04 per share and 13,025 shares were issued in January 1998 related to 1997 purchases. At December 31, 1997, 94,365 shares were reserved for future issuance under the Purchase Plan. The fair value of the 1997 awards was not considered significant.

EMPLOYEE 401(K) PLAN

    Through the Company's elective 401(k) savings plan, eligible U.S. employees of the Company may contribute up to 17.6% of their pre-tax earnings, subject to current IRS restrictions. Under the plan, the Company may make discretionary matching contributions up to $1,500 of 25% of an employee's contributions. The participants vest in the Company's contribution over five years. Company contributions to this plan were $161,000 in 1997, $200,000 in 1996 and $198,000 in 1995.

WARRANTS

    At December 31, 1997, total warrants outstanding were 4,535,584. Purchase price of the securities subject to these warrants range from $.47 to $10.00 and they expire at various dates through July 2005.

    In connection with the Series B Preferred Stock financing pursuant to the November 1997 Stock Purchase Agreement, the Company agreed to issue warrants to purchase 997,751 shares of common stock at $1.00 per share. The warrants will terminate upon the approval by the stockholders of an increase in the Company's authorized common stock and the closing of the common stock financing contemplated by the agreement. Both these conditions were satisfied by January 1998, accordingly these warrants expired at that date.

    During October 1997, the Company entered into a licensing agreement under which the Company granted a stock warrant to purchase 9.9% of its outstanding shares of Common Stock to a strategic partner

                             GATEFIELD CORPORATION
                          (FORMERLY ZYCAD CORPORATION)

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                  YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

NOTE 9:  STOCKHOLDERS' EQUITY (CONTINUED)
for an exercise price equal to 80% of the Market Price of the Company's Common Stock on the trading day immediately prior to the date of exercise, subject to a minimum exercise price of $1.00 per share. Market Price is defined as the last trade price for common stock as reported on Nasdaq. In the event that the strategic partner's interest is decreased to less than 9.9% by future equity offerings, they will have the right to increase the stock warrant for additional shares at the same conditions as the equity offering such to maintain its 9.9% interest in the Company. The term of this warrant is for five years and is exercisable as follows: the first 1/3 shares after 6 months, an additional 1/3 shares after 12 months, and the final 1/3 after 18 months.

    In July 1997, the Board of Directors approved the exchange of Common Stock warrants and nonqualifying stock options held by certain directors for new Common Stock warrants to purchase 202,595 shares of Common Stock at an exercise price of $0.47 per shares, the fair market value of the common stock on that date of exchange. The effect of such exchange reduced the weighted average exercise price of the warrants and nonqualifying options from $1.97 to $0.47 per share. In November 1997, a director was issued warrants to purchase 7,500 shares of Common Stock at an exercise price of $1.44 per share. In February 1998, certain directors exercised their warrants for 137,595 shares of Common Stock.

    During 1996, 59,500 warrants were issued relating to the subordinated convertible debenture note. No warrants were exercised or cancelled in 1996.

    In 1995, warrants for 53,860 shares were exercised and warrants for 32,058 issued in prior years were cancelled.

NOTE 10:  SUBSEQUENT EVENTS

SALE OF COMMON STOCK

    In January 1998, the Company issued 4,582,500 shares of Common Stock to an outside investor for an aggregate purchase price of $4.583 million pursuant to a Stock Purchase Agreement entered into in November 1997. The issuance of Common Stock completes the second and final phase of the private placement of securities contemplated by the Agreement.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of GateField Corporation:

    We have audited the accompanying consolidated balance sheets of GateField Corporation (formerly Zycad Corporation) and its subsidiaries at December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of GateField Corporation and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

San Jose, California
April 8, 1998